10/29

Follow-Up Materials

02055720

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Canary Wharf Group

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4997 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE: 11/5/02

82-4997

AR/S
6-30 02


HQ5
10 Upper Bank Street



Construction at September 2001


HQ1
20 Bank Street
HQ2
25 Bank Street
HQ3
40 Bank Street
HQ4
50 Bank Street

Existing and Future Development Plan



Westferry
Cinema
Limehouse Link to the City
Hotel
West India Quay
Docklands Museum
Residential
Residential
North Quay
Tennis Courts
Columbus Courtyard
Wren Landing
Canary Wharf
Adam's Place
BANK OF AMERICA
CSFB
5 Canada Square
Canada Square
15 Canada Square DS3
BARCLAYS PLC
To London City Airport
BP2
The North
Colonnade
The North Colonnade
WAITROSE FOOD & HOME
REEBOK SPORTS CLUB
RESTAURANTS
Westferry Circus
West India Avenue
West India Avenue
Cabot Square
Canada Square Park Retail and Parking
Canada Square
Churchill Place
Cartier Circle
BP3
The South
Colonnade
Canada Square
The South Colonnade
Restaurants
Canary Wharf Pier
Westferry Road
Cubitt Steps
Nash Court
THE MCGRAW-HILL COMPANIES
20 Canada Square
Upper Bank Street
Montgomery Street
BP4
Jubilee Park Retail and Parking under construction
Jubilee Line station entrance
Jubilee Line station entrance
Montgomery Square
Jubilee Line station entrance
River Thames
Riverside South
Heron Quays
CLIFFORD CHANCE
10 Upper Bank Street
Future Development
MORGAN STANLEY
LEHMAN BROTHERS
Bank Street
20 Bank Street
25 Bank Street
West Winter Garden
40 Bank Street
East Winter Garden

COMPLETED BUILDINGS   UNDER CONSTRUCTION   UNDER DESIGN

One Canada Square
Agence Français de Securite Sanitaire des Produits de Sante
Bear Stearns International
Burlington Resources
Canary Wharf Group plc
Citibank
Clearstream Banking
Coutts & Co
EULER Trade Indemnity
European Federation of Pharmaceutical Industries' Associations
International Grains Council
International Sugar Organization
KPMG
Maersk Company
Morgan Stanley
Novartis Europharm
Primus Telecommunications
Regus
Skadden, Arps, Slate, Meagher & Flom
State Street
Swiss Stock Exchange
Telegraph Group Limited
The Bank of New York
Trinity Mirror

1 Westferry Circus
CSFB
ChevronTexaco

7 Westferry Circus
Electronic Data Services
CSFB
European Medicines Evaluation Agency
Edward Jones

11 Westferry Circus
Edward Jones
Reader's Digest Association

15 Westferry Circus
Morgan Stanley

17 Columbus Courtyard
CSFB

20 Columbus Courtyard
CSFB

1 Cabot Square
CSFB

10 Cabot Square
Ogilvy & Mather

5 The North Colonnade
Barclays Capital

25 The North Colonnade
Financial Services Authority

25 Cabot Square
Morgan Stanley

20 Cabot Square
Barclays Capital
Morgan Stanley

10 The South Colonnade
CSFB
Barclays Capital

30 The South Colonnade
London Underground Limited

5 Canada Square
Bank of America
CSFB

25 Canada Square
GATX International Limited
Schroder Salomon Smith Barney

33 Canada Square
Citibank

8 Canada Square
HSBC

20 Canada Square
The McGraw-Hill Companies

20 Bank Street
Morgan Stanley

25 Bank Street
Lehman Brothers

40 Bank Street
Allen & Overy
Skadden, Arps, Slate, Meagher & Flom

50 Bank Street
The Northern Trust Company

10 Upper Bank Street
Clifford Chance

One Churchill Place
Barclays PLC

Front Cover: Elevation of new Barclays PLC building currently under construction

Highlights and Results in Brief :01

Highlights

- **Surplus on revaluation of four properties completed in the year of £430.3 million**
- **Adjusted net asset value per share (based on net realisable value) increased 1.1% to £7.05**
- **Lettings totalling 1.45 million sq ft achieved during the year**
- **10 buildings under construction totalling 5.5 million square feet of which 88% is subject to agreements for lease**
- **During the year 80.3 million shares bought back at a cost of £392.4 million**

Results in Brief

	2002 £m	2001 £m
Rental income	**164.6**	121.7
Operating profit before exceptional item	**130.2**	91.7
Profit on sale of 8 Canada Square	**169.5**	–
Profit before tax	**203.1**	42.5
Profit before tax excluding exceptional items	**22.6**	42.5
Basic earnings per share (including exceptional items)	**30.0p**	6.3p
Basic earnings per share (excluding exceptional items)	**1.9p**	6.3p

CONTENTS

02: Chairman's and Chief Executive's Statement

We are pleased to report another year of strong progress in the development of Canary Wharf

We are pleased to report another year of strong progress in the development of Canary Wharf. Despite a challenging market, during the year we have secured a higher level of rental commitments, 1.45 million sq ft, and also achieved a higher level of rent than in the previous year against a backdrop of a lettings slowdown and rental falls elsewhere in the London market. The Canary Wharf estate currently has more than 14 million sq ft of space completed or under construction, which is more than was anticipated at the time of flotation in 1999, with only 0.6 million sq ft of office space uncommitted. We have also acquired a further 1.7 million sq ft of density which will bring the total development on the original Canary Wharf estate to 15.7 million sq ft and together with recently acquired adjacent sites, will enable us to continue the development of Canary Wharf. We now have the potential to lift the development to around 20 million sq ft and the ability to respond to client needs over the foreseeable future.

At the start of 2002 we were running the largest building programme in London with 8.2 million sq ft underway, of which 91.7% is now committed. We completed five buildings on time and on budget during the year, totalling approximately 2.7 million sq ft. We currently have ten buildings totalling 5.5 million sq ft of office and retail underway, complemented by significant public spaces such as parks and winter gardens.

The strong performance of the group during the year will enable us to accelerate our return of capital programme by means of a special dividend of £375 million payable in December 2002

The strong performance of the group during the year, as explained below in the financial review, will enable us to accelerate our return of capital programme. In March 2002 we outlined plans to return £2.0 billion to shareholders through a balanced combination of £750 million of share buy-backs and structured returns of £250 million in each of 2003, 2004 and 2005. The final £500 million will follow on development of the four remaining sites on the original Canary Wharf estate. In the 14 month period since June 2001, £501 million has been returned to shareholders through share buy-backs. The rapid pace of development has also enabled us to bring forward our financing so that half of the £750 million structured returns are intended to be paid by a £375 million special dividend payable in December 2002. We will also be continuing our share buy-back programme this year. At this stage the balance of the return of capital programme remains unaltered.

This progress would not have been possible without the continuing commitment and dedication of staff at all levels, to whom the board express their appreciation and thanks.

Financial Review

The results for the year ended 30 June 2002 demonstrate the group's continuing strong performance

The results for the year ended 30 June 2002 demonstrate the group's continuing strong performance. Turnover increased from £159.2 million in 2001 to £206.8 million for 2002 , an increase of 29.9%. The increase in turnover fed through to an increase of £38.5 million in operating profit for the year, before exceptional items, to £130.2 million. In addition the group recognised a profit of £169.5 million on the planned disposal of 8 Canada Square to HSBC, which was completed in April 2002, and realised deferred consideration of £13.4 million relating to the disposal of an undertaking in 1996. Consequently profit before interest and tax was £310.7 million, £130.2 million excluding exceptional items, against £91.3 million for the previous year.

Profit before tax for 2002 was £203.1 million, or £22.6m before exceptional items, in comparison with £42.5 million for the previous year. This was attributable to the increase in net interest payable (from £48.8 million to £107.6 million) as a result of the securitisations completed in June 2001 and February 2002. These debt issues funded the share buy-back programme, as well as completion of the seven properties totalling 4.6 million sq ft included in the securitisations. These innovative long term financings were drawn down ahead of practical completion of the related properties, so enabling the acceleration of the return of capital programme whilst also releasing the group's construction facilities for other projects.

Adjusted net asset value per share increased from £6.97 per share to £7.05 per share at 30 June 2002

Net assets increased to £1,860.3 million at 30 June 2002, an increase of £263.9 million over the year. Before share buy-backs the increase in the year in net assets was £656.3 million. On the adjusted net asset value basis, which revalues properties under construction and held for development to their net realisable value and adds back the provision for deferred tax, the net asset value per share increased from £6.97 per share at 30 June 2001 to £7.05 per share at 30 June 2002 (before dilution). We continue to believe that this is the best means of evaluating the long term value of the business. The increase in net asset value reflected in the group's statutory balance sheet demonstrates the progress made in realising that long term value, whilst the share buy-back programme evidences our commitment to the return of capital to shareholders.

Capital Structure

Further to the securitisation and issue of Notes in May 2000 and the £875 million tap issue in June 2001, £1,257 million of additional Notes were issued in February 2002. This was our largest issue to date. Four new office buildings were added to the asset pool and out of the £1,257 million raised 88% was rated AAA. These new properties have been completed or are at various stages of construction, due to be completed between May 2003 and August 2003, and have been pre-let to Morgan Stanley, Lehman Brothers, Northern Trust and Clifford Chance LLP.

During the period share buy-backs totalled £392 million which brings the total return of capital to date to £501 million

An important part of the £2 billion return of capital is our share buy-back programme. During the period share buy-backs totalled £392 million which, together with buy-backs executed in the previous year and following the year end, brings the total return of capital to £501 million with a total of 104.6 million shares cancelled to date. Notwithstanding the proposed accelerated structured return of £375 million, the share buy-back programme will continue and is projected to return a further £250 million.

Leasing Activity

The last twelve months have been challenging for the Central London Office market with a take up of just over 10.4 million sq ft. During the same period the Canary Wharf district accounted for approximately 1.8 million sq ft of this take up, out of which the Canary Wharf Group lettings outlined overleaf totalled 1.45 million sq ft.

04: Chairman's and Chief Executive's Statement

- Barclays signed an agreement to lease 1 million sq ft in a single building in November 2001. It is anticipated that they will initially occupy approximately 650,000 sq ft.
- Skadden, Arps, Slate, Meagher & Flom leased approximately 133,300 sq ft at 40 Bank Street in December 2001.
- The Northern Trust Company exercised an option over 18,000 sq ft in 50 Bank Street in January 2002 bringing their total occupation to 151,400 sq ft.
- EMEA exercised an option in January 2002 over 15,700 sq ft in 7 Westferry Circus in January 2002 bringing their total occupation to approximately 100,000 sq ft.
- Waitrose increased their space requirement by 20,000 sq ft in February 2002 taking their occupation to 100,000 sq ft.
- Clifford Chance exercised their option over 209,000 sq ft on the remainder of 10 Upper Bank Street in April 2002 bringing their total long term occupation to 1 million sq ft.
- Allen & Overy exchanged contracts to lease 78,200 sq ft in 40 Bank Street in June 2002.

The average length of unexpired tenancies is 20.9 years including break clauses

During the period we have continued to secure long term tenancies on pre-lets. Including the above tenancies, the average length of unexpired tenancies at Canary Wharf excluding break clauses is 23.6 years and 20.9 years including break clauses.

In addition, we have seen positive sub-letting activity within the estate which has brought new tenants to Canary Wharf in space which could be delivered to match the timeframe required by the tenant. In particular, CSFB agreed in April to sub-let approximately 275,000 sq ft to Bank of America in 5 Canada Square.

Leasing on Jubilee Place, the 89,500 sq ft next phase of retail development, has also been very strong with 24 units committed, representing 66% of the total square footage, with the other remaining 14 units under offer. This is an excellent achievement given the expected opening date of September 2003 and reflects the success of Canary Wharf as a thriving retail destination serving the estate and wider area. New retail tenants next year will include Marks & Spencer, French Connection, Karen Millen and Molton Brown.

Whilst overall vacancy rates in Central London increased to 9.2 % only 15% of the available space is classified as new and a large proportion of overall supply (40%) is in small fragmented units. The Canary Wharf district has the highest proportion of grade A new accommodation and the lowest current vacancy rate for space completed and available for occupation of any Central London submarket at 4.5%, of which only 80,000 sq ft of space is attributable to Canary Wharf Group and 360,000 sq ft are tenant disposals.

As take up has reduced and supply increased there has been a reduction in and continuing downward pressure on rents in most of the Central London sub-markets particularly in the fragmented second-hand sector. The reduction in prime rents in both the West End and City largely occurred in the latter part of 2001. Whilst prime rents remain under pressure they are reported to have maintained their level in the last two quarters, although this may also be due to a lack of transactional evidence. The rents achieved at Canary Wharf in open market lettings have been up to approximately £45 psf on accommodation due for completion by the middle of next year.

We have ten buildings totalling 5.5 million sq ft under construction of which only 0.6 million sq ft is speculative

Future supply of offices is another important factor. There is currently 6.8 million sq ft of speculative construction underway across Central London with delivery spanning from 2002 to 2005. The majority of speculative development is focused on the City accounting for 56% of the Central London total. Our policy has been to control the amount of speculative space which we have available at any one time. Although we have ten buildings totalling 5.5 million sq ft under construction, only 0.6 million sq ft is new speculative Grade A office space which will be available in the second quarter of next year. In accordance with our stated policy of only having one speculative building underway at any time, it would not be our intention to commence another building until this space has been substantially let and the market has improved meaningfully.

Demand has reduced across Central London in the last 12 months by approximately one third and currently stands at approximately 11.75 million sq ft. However, in the last quarter we were able to report an improvement in viewing levels compared with earlier in the year. These levels of viewing have been maintained during the course of the summer. There is, we believe, a greater focus by occupiers on cost and value for money whilst retaining a preference for high quality office accommodation. This value orientated demand will, we believe, be attracted to locations such as Canary Wharf that offer the best quality new accommodation and an attractive working environment on competitive financial terms.

Construction

During the year the group completed the construction of five properties, four of which were retained as investment properties and one of which was sold. The aggregate area of these buildings was approximately 2.7 million sq ft. The investment properties include 25 Canada Square (leased to Citigroup), 15 Westferry Circus (leased to Morgan Stanley) and 50 Bank Street (part let to The Northern Trust Company). 8 Canada Square is a building which was sold on completion, in April 2002, to HSBC under terms entered into in October 1998.

There are currently ten buildings under construction at Canary Wharf, 5 Canada Square (let to CSFB and part sub-let to Bank of America), 1 Churchill Place (let to Barclays), 20 Canada Square (part let to The McGraw-Hill Companies), 20 Bank Street (let to Morgan Stanley), 25-30 Bank Street (let to Lehman Brothers), 40 Bank Street (part let to Skadden, Arps, Slate, Meagher & Flom and Allen & Overy), 10 Upper Bank Street (let to Clifford Chance LLP), Canada Place Retail extension (predominantly let to Waitrose and Reebok), the Jubilee Place Retail Centre (38 units) and the Churchill Place Retail Centre.

Future Development

The total permitted development on the original Canary Wharf estate has increased to 15.7 million sq ft

In November an agreement was reached with British Waterways Board to remove a restrictive covenant affecting the remaining development sites within Canary Wharf. This agreement increases the area of potential development by 1.7 million sq ft and brings the total permitted development on the original Canary Wharf estate to 15.7 million sq ft.

We have been working on the infrastructure works and pre-staging to street level for 850,000 sq ft of development on two sites adjacent to the new Barclays building. Once this work is completed it will be possible to deliver a pre-let to a new tenant in a much reduced timeframe. This reflects our policy of controlling the amount of speculative building underway whilst positioning ourselves to be able to respond rapidly to client needs.

06: Chairman's and Chief Executive's Statement

We will be submitting detailed planning applications on three sites within the next few months

As a developer we believe it necessary to maintain focus on our core skill of providing the high quality, cost efficient space that both national and international businesses require. To that end we will be submitting detailed planning applications on three sites within the next few months. On Riverside the Rogers Partnership has designed a family of 3 buildings totalling 1.8 million net sq ft. On North Quay a composition of three buildings designed by Cesar Pelli will provide up to 2.4 million sq ft of commercial space together with the commitment to quality retail and open spaces that our clients demand. This will be integrated with a proposed station for Crossrail. Both compositions will be of the highest architectural merit which we always aim to achieve. We are also undertaking detailed design work on a further site which lies between Riverside and Heron Quays in which we already have a significant interest.

During the year the Mayor of London, Ken Livingstone, produced the Draft London Plan, his Spatial Development Strategy for Greater London. The plan emphasises the underlying growth of London's population and employment and reinforces the importance of East London and the Canary Wharf district in meeting anticipated growth both for housing and commercial space. The Mayor forecasts that, over the next 15 years, employment in financial and business services will grow by over 440,000 people, which indicates a need for net incremental office space of between 7 million and 9.2 million sq m (75 to 100 million sq ft). More than 50% of this incremental space is forecast for the eastern sub region which encapsulates Stratford and, critically, the corridor from east of the City through Canary Wharf and the Isle of Dogs to the Greenwich peninsula and the Royal Docks. The Canary Wharf district is seen as a focal point for growth.

Transport

We have continued to work closely with the relevant bodies to ensure there is a phased programme of transport investment to meet future needs

Both the Mayor and the Government recognise that the continued growth of London, and in particular East London, is critically dependent on enhanced transport provision. We believe that Crossrail, when approved, will stimulate the next wave of investment in East London in which our developments will be pivotal.

We have continued to work closely with all the relevant bodies to ensure there is a phased programme of transport investment to meet future needs. In that respect we are delighted that the Government, Mayor and Transport for London (TfL) have recently announced the extension of the Dockland Light Railway (DLR) to London City Airport and that the Mayor has re-emphasised that further river crossings to the east of Canary Wharf are a key priority.

We maintain a close working relationship with the DLR which has recently increased both its fleet of trains and its service levels. The new station at Heron Quays which opens this November is a significant example of the public and private sector working together. The project was jointly financed by Canary Wharf and the DLR and constructed by Canary Wharf while the DLR continued to run normally. We are also working with the DLR on its plan to provide 3 car working on the line. This is now within the DLR and TfL's corporate plan.

The Jubilee Line is working at improved levels of efficiency. The critical issue being addressed now is increasing the capacity. There is, in principle, agreement on the works to be carried out over the short, medium and long term which will provide for increased capacity including a more robust service, longer trains, extended peak hours and increased train frequency which will provide for the expected and future population at Canary Wharf.

Prospects

Canary Wharf is now clearly established as a business centre on a par with the City and West End

We have previously referred to the take up of space at Canary Wharf in the past year and the list of new tenants, which when combined with the existing tenant list, indicate that Canary Wharf is now clearly established as a business centre on a par with the City and West End. It is the combination of tenants, facilities and services which set these three districts apart and provide for London a critical commercial advantage as a world class centre.

Although market conditions have undoubtedly worsened over the last 12 months there is a greater focus from occupiers on cost, value for money and professional service in these more demanding and stringent economic times. We believe, that the high specification of our buildings coupled with savings provided by technological and spatial efficiency and highly competitive financial terms continue to make Canary Wharf a compelling location.

We remain cautiously optimistic about the near term but highly optimistic about the longer term future of Canary Wharf

The growth of London and the focus by the Government and the Mayor on East London reinforces Canary Wharf's position as a focal point for growth.

We remain cautiously optimistic about the near term but highly optimistic about the longer term future of Canary Wharf and this area. Accordingly, we look forward to consolidating the position of the company and exploiting the opportunities which will undoubtedly lie ahead.

Paul Reichmann

PAUL REICHMANN
Chairman

GEORGE IACOBESCU
Chief Executive Officer

08: Operating and Financial Review

Central London Office Market Overview

Supply and Demand

The last twelve months have been challenging for the Central London Office market with take up reducing by approximately 46% on the previous year to just over 10.4 million sq ft. This compares to a 10 year average of approximately 13.0 million sq ft (Source: Knight Frank). The Canary Wharf district accounted for approximately 1.8 million sq ft of take up over the year.

Canary Wharf has the lowest vacancy rate of any Central London submarket

The overall vacancy rate for Central London has increased in that period from 5.2% to 9.2%, with the City experiencing the largest increase in vacancy rates (Source: Knight Frank). However, the composition of the supply dynamic and the key quantitative and qualitative variations are important to identify, including:

- A large proportion of overall supply is in small, fragmented, second-hand units; 88% of all available units (40% of available space) are of less than 15,000 sq ft (Source: Knight Frank).
- The majority of supply is refurbished and/or second-hand; only 15% of all available accommodation in Central London is new (Source: Knight Frank).

The Canary Wharf district, however, whilst having the lowest vacancy rate of any Central London submarket (4.5%), has the highest proportion of available and completed new accommodation (albeit all the vacant accommodation is high quality, Grade A space), typically in units of 18,000 sq ft or larger. Of the available vacant space, only one fifth is attributable to Canary Wharf Group, the remainder being tenant disposals.

	Overall Vacancy Q2 2002		New Available Space		Second-hand and Refurbished Space	
	%	'000 sq m	%	'000 sq m	%	'000 sq m
Central London	9.2	1,788	15	268	85	1,520
City	9.0	889	16	142	84	747
West End	9.9	810	12	97	88	713
Docklands	6.5	89	34	30	66	59
Canary Wharf district	4.5	37	81	30	19	7

(Source: Knight Frank)

Demand across Central London has reduced by approximately one third in the last 12 months to 1,093,500 sq m (Source: Knight Frank). This is largely due to the continued uncertainty regarding the general macro-economic recovery, particularly in the US and this has continued to impact on take up across Central London. In addition, as occupier requirements have been satisfied, they have not been fully replaced by new requirements. However, there has still been significant pre-letting activity during the last 12 months, including Paddington Central (Kingfisher and Visa), Plantation Place (Accenture) and Paternoster Square (Goldman Sachs). Major pre-lets have also been secured at Canary Wharf (Barclays, Bank of America, Skadden, Arps, Slate, Meagher & Flom and Allen & Overy). These pre-let transactions at Canary Wharf reflect the continuing desire of occupiers for highly specified, flexible and customised new Grade A buildings and, importantly, an increasing focus on 'value for money'.

There is currently 6.8 million sq ft of speculative construction underway across Central London, of which 4.4 million sq ft is due to be delivered during 2003. The majority of speculative development is focused on the City, accounting for over 56% of the Central London total (Source: Jones Lang LaSalle). Canary Wharf Group will be delivering approximately 590,000 sq ft of new, speculative Grade A accommodation in the second quarter of next year in 40 Bank Street and 20 Canada Square.

However, as a result of the challenging market conditions and a cautious approach from funders and developers, there have been limited (eight) significant starts of new buildings in excess of 100,000 sq ft during the course of the last 12 months with none occurring in, or since the end of, the last quarter (Source: Knight Frank). This, therefore, is likely to limit the delivery of new accommodation in 2004 and 2005.

Rents

At Canary Wharf top rents of approximately £45 psf achieved in open market lettings over the last 6 months

The continued slowdown in take up and increased levels of availability has led to a reduction and continued downward pressure on rents in most submarkets of Central London, particularly in the West End. DTZ report prime rents in the West End have reduced from £82.50 psf to £72.50 psf and from £62.50 psf to £60 psf in the City. Knight Frank report that Docklands (excluding Canary Wharf) prime rents are currently £30 psf. The reduction in rents, particularly in the West End, largely occurred in the latter part of 2001. However, in the last two quarters, whilst the prime rents remain under pressure, they are reported to have maintained their level, although this may also be due to a lack of transactional evidence (Source: Knight Frank). At Canary Wharf, the top rents achieved in open market lettings over the last six months are approximately £45 psf on accommodation which is to be completed by the middle of next year.

As mentioned before, a key factor of the market is the supply dynamic, with limited availability of new accommodation and a large proportion of small, fragmented units being key features of the Central London Office Market at present. Therefore, to date, downward rental pressure is perceived to have been greater in the fragmented, second-hand sector.

There is also a greater focus from occupiers on cost and value for money in these more demanding and stringent economic times. This we believe will benefit locations such as Canary Wharf that can offer high quality new accommodation on competitive financial terms.

10: Operating and Financial Review

Property Portfolio

The activities of the group are focused on the Canary Wharf development (including Heron Quays and the adjacent sites at Canary Riverside and North Quay). The group has two principal business streams: property investment and property development. The investment arm comprises fifteen completed properties (out of the twenty constructed at Canary Wharf) totalling 6.0 million sq ft of net internal area ('NIA'). The properties included in this total are shown in the table below:

Property Address	Approx. NIA (sq ft)	% Leased	External Valuation £m	Principal Tenants
1 Westferry Circus	219,000	100.0	108.0	ChevronTexaco, CSFB
7 Westferry Circus	179,300	100.0	82.5	EDS, EMEA, Edward Jones
15 Westferry Circus	171,300	100.0	105.5	Morgan Stanley
17 Columbus Courtyard	199,500	100.0	105.0	CSFB
10 Cabot Square	636,600	100.0	260.0	Barclays Capital, WPP Group
20 Cabot Square	558,400	100.0	250.0	Morgan Stanley, Barclays Capital
One Canada Square	1,246,600	98.3	710.0	Daily Telegraph, KPMG, Mirror Group Newspapers, State Street Bank, Bear Stearns, Bank of New York
25 Canada Square	1,223,500	100.0	720.0	Citigroup
33 Canada Square	562,700	100.0	320.0	Citigroup
25 North Colonnade	363,200	100.0	185.0	Financial Services Authority
30 South Colonnade	296,100	100.0	141.5	London Underground
50 Bank Street	213,800	72.2	120.0	The Northern Trust Company
Cabot Place Retail	98,400	100.0	60.0	Various retail tenants
Canada Place Retail	66,800	100.0	47.5	Various retail tenants
Nash Court	8,900	100.0	3.8	Smollensky's, Carluccio's
Car Parks			60.0	
Total	**6,044,100**	**98.7**	**3,278.8**	

During the year the group completed construction of five properties

During the year ended 30 June 2002 the group completed the construction of five properties, four of which were retained as investment properties (25 Canada Square, 15 Westferry Circus, 50 Bank Street and Nash Court) and one of which was sold (8 Canada Square).

- 25 Canada Square is a 1.2 million sq ft office building which has been leased to Citigroup.
- 15 Westferry Circus is a 171,300 sq ft property which has been leased by Morgan Stanley.
- 50 Bank Street is a 213,800 sq ft building of which 151,400 sq ft has been leased to The Northern Trust Company.
- Nash Court is a 8,900 sq ft retail building which has been let to Smollensky's and Carluccio's.
- 8 Canada Square is a 1.1 million sq ft building which was, on completion in April 2002, sold to HSBC under the terms of an agreement entered into in October 1998.

Lettings of 1.45 million sq ft were achieved at Canary Wharf during the year

Office lettings totalling 1.45 million sq ft were achieved at Canary Wharf during the year, of which the most significant were:

- In November 2001 the group exchanged contracts with Barclays PLC to lease a new 1 million sq ft building (parcel BP1), of which 650,000 sq ft is expected to be occupied initially.
- In December 2001 contracts were exchanged for 133,300 sq ft with Skadden, Arps, Slate, Meagher & Flom LLP in a 607,400 sq ft building (parcel HQ3) which is scheduled for completion in mid-2003.
- In January 2002, The Northern Trust Company exercised an option over 18,000 sq ft in 50 Bank Street, bringing their total occupation to 151,400 sq ft.
- Also in January 2002, EMEA exercised an option over 15,700 sq ft in 7 Westferry Circus, bringing their total occupancy on the estate to approximately 100,000 sq ft.
- In April 2002, Clifford Chance exercised their option over 209,000 sq ft being the remainder of 10 Upper Bank Street.
- In June 2002 the group exchanged contracts with Allen & Overy to lease 78,200 sq ft in parcel HQ3.

On the retail front, Waitrose increased their space requirement by 20,000 sq ft to 100,000 sq ft in the Canada Place retail extension and over 95% of the space was committed or under offer in the new Jubilee Place Mall, which is scheduled to open in September 2003.

In November 2001 the group announced that it had reached agreement with British Waterways Board ('BWB') relating to the removal of a restrictive covenant affecting the remaining development sites within Canary Wharf. The agreement with BWB relates to 1.7 million sq ft of potential development with existing planning permission and, when added to the total space already built or under construction of 14.0 million sq ft, raises the total development of Canary Wharf to 15.7 million sq ft. In addition the development sites which were acquired during 2000 at North Quay and Riverside allow development of 2.1 million sq ft net based on existing planning permissions. Application will be made in due course to modify and increase the existing planning permissions applicable to these sites by up to a further 2 million sq ft. Construction of new buildings will commence as and when market conditions allow and subject to planning.

12: Operating and Financial Review

Of 5.5 million sq ft under construction, 88% is committed

There were ten properties under construction at 30 June 2002 totalling 5.5 million sq ft net, of which 88% is subject to agreements for lease. Upon completion it is intended that all of these properties will be held as investments.

Properties under construction at 30 June 2002 comprised the following:

Property Address	Approx. NIA (sq ft)	Expected Completion Date	Status
5 Canada Square (DS1)	516,600	September 2002	Agreed to be leased to CSFB
1 Churchill Place (BP1)	1,000,000	July 2004	Agreed to be leased to Barclays PLC of which 650,000 sq ft expected to be occupied immediately
20 Canada Square (DS4)	529,000	December 2002	310,000 sq ft agreed to be leased to The McGraw-Hill Companies
20 Bank Street (HQ1)	535,000	May 2003	Agreed to be leased to Morgan Stanley
25-30 Bank Street (HQ2)	1,008,500	August 2003	Agreed to be leased to Lehman Brothers
40 Bank Street (HQ3)	607,400	March 2003	133,300 sq ft agreed to be leased to Skadden, Arps, Slate, Meagher & Flom LLP; 78,200 sq ft agreed to be leased to Allen & Overy
10 Upper Bank Street (HQ5)	1,000,000	July 2003	Agreed to be leased to Clifford Chance LLP
Canada Place Retail extension (DS8)	201,000	September 2002	100,000 sq ft pre-let to Waitrose Food & Home; 92,000 sq ft pre-let to Reebok
Jubilee Place Retail Centre (RT3)	89,500	September 2003	86,625 sq ft pre-let or in solicitor's hands
Churchill Place Retail Centre (RT4)	40,000	July 2004	Unlet
	5,527,000		

As well as the properties under construction referred to above, the group is continuing substructure works on the remaining sites on Canary Wharf. In connection with this work, buildings DS3 (650,000 sq ft) and BP2 (200,000 sq ft) are being constructed up to street level.

As well as the rental income generated from the fifteen completed properties, of which 98.7% of NIA has been leased, the group generates income from managing the entire Canary Wharf estate which, in addition to the completed properties in the ownership of the group, includes five properties totalling 2.5 million sq ft which are in other ownerships.

The properties of the group are under lease to high quality tenants which provide a diversified income stream

The properties of the group are under lease to high quality tenants which provide a diversified income stream. At 30 June 2002 the weighted average unexpired lease term for the office portfolio was 23.6 years (or 20.9 years after taking account of tenant break options). Only 18% of the square footage under lease will expire or be capable of being terminated by tenants during the next ten years. As a result of the expiry of rent free periods, stepped rents, rent reviews and the completion of new buildings, the group's aggregate rental income is expected to increase significantly over the next three years.

Valuations

The net assets of the group, as stated in its consolidated balance sheet as at 30 June 2002, were £1,860.3 million. In arriving at this total:

(i) properties held as investments were carried at £3,268.1 million, which represents the Open Market Value of those properties of £3,278.8 million at that date as determined by the group's external valuers, FPDSavills or CB Hillier Parker, adjusted by £10.7 million for tenant incentives as required by Urgent Issues Task Force Abstract 28 (Operating Lease Incentives) ('UITF 28') and

(ii) properties under construction and properties held for development, shown as fixed assets, were carried at £936.6 million and £178.7 million respectively, representing their cost to the group.

Properties completed during the period were revalued resulting in a revaluation surplus of £430.3 million

The valuation of the investment portfolio includes those properties which were completed during the year. For those properties held throughout the year the valuation increased from £2,300.5 million at 30 June 2001 to £2,329.5 million at 30 June 2002, an increase of £28.1 million net of additions, or 1.2%. Properties completed during the period were also revalued resulting in a revaluation surplus over their cost of £430.3 million.

As well as valuing the investment properties, FPDSavills or CB Hillier Parker have valued all properties under construction, comprising those properties set out in the table on page 12. The Open Market Value of properties under construction at 30 June 2002 was £1,915.1 million in comparison with a carrying value for accounts purposes of £936.6 million. In valuing the properties under construction, the valuers have allowed for estimated costs to complete, including fit-out. In addition they have allowed for letting, disposal and marketing costs and financing costs.

As regards properties held for development, the valuers have provided joint opinions as at 30 June 2002 that the Open Market Value was £390.8 million in comparison with a carrying value for accounts purposes of £178.7 million. In valuing the properties held for development, the valuers have allowed for estimated costs to complete, including an allowance for fit-out. In addition they have allowed for letting, disposal and marketing costs and financing costs.

At the same time as providing their opinion of the Open Market Value of properties under construction or held for development, the valuers were also instructed to give their opinion of the present value of the Net Realisable Value of such properties. Net Realisable Value is defined in SSAP 9 (Stocks and Long-term Contracts) as 'the actual or estimated selling price (net of trade but before settlement discounts) less: (a) all further costs to completion; and (b) all costs to be incurred in marketing, selling and distributing.' This same definition of Net Realisable Value is reproduced in Practice Statement 21 of the RICS Manual 'Valuations of Trading Stock and Work in Progress, including Land and Buildings'. The Net Realisable Value of the group's properties under construction and properties held for development comprises

14: Operating and Financial Review

an assessment of the total value to the group, arising from owning and developing those properties, being the aggregate of:

(a) the Open Market Value of the land;

(b) developer's profit;

(c) the effect on value of Enterprise Zone Allowances ('EZAs'); and

(d) finance holding costs on the site value (and other minor items) arising from the fact that the land is already in the ownership of the group.

Thus, Net Realisable Value allows consideration to be given to the enhancement in value to the group arising from (b), (c) and (d) which do not form part of Open Market Value in the properties' existing state.

The approach adopted by the valuers in arriving at the present value of the Net Realisable Value at 30 June 2002 is consistent with that adopted for the previous year end. In summary this involves the following six steps:

Step One – Consider a phased development programme for the remaining sites on the estate, taking into account the amount of space to be developed and the rate of take-up.

Step Two – Estimate the completed development value, with growth, of the buildings, but excluding EZAs.

Step Three – Estimate the value enhancement resulting from EZAs.

Step Four – Estimate the cost of development, with inflation.

Step Five – Calculate the Net Realisable Value on completion of development by deducting the cost of the development, with inflation, from the total value with growth of the completed buildings.

Step Six – Discount the Net Realisable Value at completion back to the date of assessment in recognition of the time cost of money, in order to arrive at the present value of the Net Realisable Value. At 30 June 2002 the valuers adopted a discount rate of 7.15%, which represents a notional cost of borrowing equal to 2% above the 10 year gilt rate. This compares with a rate adopted at the previous year end of 7.25%.

On the basis outlined above the valuers' opinion of the present value of the Net Realisable Value of the properties under construction at 30 June 2002 was £2,586.6 million. Their joint opinion of the present value of the Net Realisable Value of properties held for development at that date was £903.8 million.

The carrying value of the group's properties for accounts purposes in comparison with the supplementary valuations provided by the external valuers is summarised in the table below:

	30 June 2002			Restated 30 June 2001		
	Carrying Value £m	**Open Market Value in Existing State £m**	**Present Value of Net Realisable Value £m**	Carrying Value £m	Open Market Value in Existing State £m	Present Value of Net Realisable Value £m
Investment properties	**3,268.1**	**3,268.1**	**3,268.1***	2,300.5	2,300.5	2,300.5*
Properties under construction	**936.6**	**1,915.1**	**2,586.6**	994.3	2,142.5	3,074.5
Properties held for development	**178.7**	**390.8**	**903.8**	124.8	438.0	1,190.0
Total	**4,383.4**	**5,574.0**	**6,758.5**	3,419.6	4,881.0	6,565.0

* Investment properties are stated at Open Market Value.

Operating Results

In the following review of operating results, references to 2002 and 2001 should be read as references to the years ended 30 June 2002 and 30 June 2001 respectively.

The results for 2002 reflect the implementation of Financial Reporting Standard 19 (Deferred Tax) (FRS 19) and Urgent Issues Task Force Abstract 28 (Operating Lease Incentives) (UITF 28) and the comparatives for 2001 have been restated accordingly.

Turnover increased from £159.2 million in 2001 to £206.8 million in 2002, an increase of 29.9%

The group's turnover is generated primarily by the rents and service charges earned from its property interests at Canary Wharf. Turnover increased from £159.2 million in 2001 to £206.8 million in 2002, an increase of £47.6 million or 29.9% of which £15.5 million was attributable to the adoption of UITF 28 (Note 1). Rental income increased from £121.7 million to £164.6 million, an increase of £42.9 million or 35.3%, due primarily to rent reviews and the commencement of rent on recently completed properties. Service charge income increased from £28.4 million to £32.8 million, an increase of £4.4 million or 15.5%, due primarily to the increased level of occupancy on the estate. Miscellaneous income, comprising ground rents, insurance recoveries and tenant service income increased from £9.1 million to £9.4 million, reflecting the increased provision of tenant services (outside of the standard service charge) as occupancy on the estate increases.

Rents payable and property management costs increased from £32.8 million to £39.2 million, an increase of £6.4 million or 19.5%, due primarily to the increase in occupancy on the estate. After allowing for service charge and other recoveries included within turnover, there was a full service charge recovery for 2002.

Gross profits increased from £126.4 million in 2001 to £167.6 million in 2002, an increase of £41.2 million or 32.6% over the previous year, attributable to the increase in rental income.

16: Operating and Financial Review

During 2001, the lease of a vacant leasehold property was assigned to a third party. As a result of this assignment, the surplus provision relating to vacant leaseholds of £2.6 million was released to the profit and loss account and shown within cost of sales.

Administrative expenses for 2002 were £38.1 million in comparison with £36.6 million for the previous year. During 2002 costs of £2.4 million were also incurred in association with the group's restructuring which have been treated as an exceptional item (Note1).

The directors estimate that administrative expenses of £23.2 million (or approximately 61% of the total for 2002) were attributable to the group's corporate and property investment activities. For the previous year administrative expenses attributable to these activities were estimated at £16.4 million, or 44.8% of the total.

The remainder of the administrative expenses are attributable to unallocated overheads associated with the group's development programme which are expensed to the profit and loss account (as opposed to costs directly attributable to and capitalised as part of the cost of construction of particular buildings). For 2002 such unallocated development overheads totalled £14.9 million representing approximately 39% of administrative expenses. For the previous year development overheads totalled £20.2 million or 55.2% of the total. The reduction in development overheads over the previous year is largely attributable to letting costs. The current year included letting costs of £5.3 million whereas for the previous year such costs totalled £10.9 million. This was partially offset by an increase in development overheads associated with the increased pace of development on the estate. The directors consider that these development overheads will in due course reduce to an insignificant level upon completion of the development programme.

Before exceptional items operating profit increased from £91.7 million in 2001 to £130.2 million in 2002 an increase of 42%

For 2002 operating profit was £299.7 million, in comparison with a profit of £91.7 million for 2001. Included within the total for 2002 was a net profit of £169.5 million on the disposal of 8 Canada Square which was sold under the terms of an agreement with HSBC entered into in October 1998. Before this exceptional item the operating profit for the year of £130.2 million compares with £91.7 million for the previous year, an increase of £38.5 million or 42.0%. The improvement in underlying profit earned by the group is primarily attributable to the increase in turnover.

Net interest payable increased from £48.8 million in 2001 to £107.6 million in 2002. The increase in net interest payable is partly attributable to the fact that the previous year included a net gain to the group of £4.5 million derived from the unwind of interest rate swaps relating to certain deposits that were released from security in the year (Note 5). In addition, net interest payable for the year to June 2002 included costs of £4.1 million attributable to the restructuring of certain of the group's finance leases (Note 6). After allowing for these items the increase in net interest payable was attributable to the securitisations completed in June 2001 and February 2002. The long term financing of the seven properties in the securitisations enabled the return of capital programme to be accelerated whilst also providing funding for the completion of these properties.

The profit on ordinary activities after interest for the year was £203.1 million, in comparison with £42.5 million for 2001, an increase of £160.6 million, because of the inclusion in the current year of the net profit on the sale of 8 Canada Square of £169.5 million and deferred consideration on disposal of subsidiary undertakings of £13.4 million, partially offset by costs associated with the group's restructuring. Before these exceptional items the profit on ordinary activities for the year of £22.6 million compares with £42.5 million for the previous year, a decrease of £19.9 million as a result of higher interest payable.

The profit on ordinary activities for the six months to 30 June 2002 was £176.9 million including the exceptional profit of £169.5 million on disposal of 8 Canada Square. This compares with £26.2 million for the six months to 31 December 2001 which included the net cost of restructuring certain finance leases of £4.1 million, £13.4 million of deferred consideration on disposal of subsidiary undertakings and the £2.4 million cost of the group restructuring referred to above. Operating profit increased in the second half of the year from £54.5 million to £75.7 million, excluding the exceptional profit on disposal, but this was offset by a higher net interest charge.

For 2002 (and 2001 as restated) taxation was entirely attributable to deferred tax following the adoption of FRS19. This accounting standard has no effect on cashflow. Moreover, the directors believe it does not reflect the actual tax which may become payable in the future.

The profit on ordinary activities after tax for 2002 was £193.0 million in comparison with £43.6 million (restated) for the previous year, an increase of £149.4 million, largely attributable to the exceptional items referred to above.

Balance Sheet

On the basis of the group's statutory balance sheet, which does not reflect any revaluation of properties under construction or held for development, net asset value increased by £263.9 million from £1,596.4 million at 30 June 2001 (as restated) to £1,860.3 million at 30 June 2002. The increase in net asset value was attributable to a revaluation surplus of £458.4 million together with the profit for the year of £193.0 million, partially offset by share buy-backs in the year totalling £392.4 million.

Net asset value per share at 30 June 2002 was £3.06 in comparison with £2.33 at 30 June 2001. Allowing for the revaluation of properties under construction or held for development on the basis of the present value of Net Realisable Value summarised on page 15, net asset value per share at 30 June 2002 was as set out in the table below:

Adjusted net asset value per share increased from £6.97 to £7.05

	At 30 June 2002 £m	Restated At 30 June 2001 £m
Net assets per statutory balance sheet	**1,860.3**	1,596.4
Revaluation of properties under construction to NRV	**1,650.0**	2,080.2
Revaluation of properties held for development to NRV	**725.1**	1,065.2
	4,235.4	4,741.8
Add: Discounted deferred tax provision	**51.6**	41.5
Adjusted net assets	**4,287.0**	4,783.3
Adjusted net assets per share	**£7.05**	£6.97
Fully diluted adjusted net assets per share	**£6.83**	£6.74

18: Operating and Financial Review

In arriving at adjusted net asset value per share, the provision recognised in accordance with FRS19 (Deferred Tax) has been added back. FRS 19 requires, inter alia, provision for deferred tax on capital allowances claimed notwithstanding that no tax would become payable unless the related properties were disposed of. In contrast no provision is required for the tax which would become payable if the group were to dispose of its properties at their revalued amount. This inconsistency in the standard has therefore been reversed in calculating the adjusted net asset value per share.

Treasury Objectives

The principal objectives of the group's treasury function are to ensure the availability of finance to meet the group's current and anticipated requirements and to minimise the group's cost of capital. The treasury function operates as a cost centre rather than a profit centre and does not engage in the trading of financial instruments.

The group's financial instruments, other than derivatives, comprise borrowings, cash and liquid resources, and various items such as trade debtors and trade creditors that arise directly from its operations. The group enters into derivatives transactions (principally interest rate swaps, caps and collars) only in order to manage the interest rate risk arising from the group's variable rate borrowings. The Executive Committee of the board reviews and agrees policies for managing the risks associated with the group's financial instruments and these policies, which have been applied consistently throughout the year, are summarised below.

Interest Rate Risk

The group finances its operations through a mixture of surplus cash, bank borrowings and debentures. The group borrows principally in sterling at both fixed and floating rates of interest and then uses interest rate swaps, caps or collars to generate the desired interest profile and to manage the group's exposure to interest rate fluctuations. The group's policy is to keep the majority of its borrowings at fixed rates and at 30 June 2002 94.5% (2001 – 94.6%) of the group's borrowings were fixed after taking account of interest rate hedging and cash deposits held as cash collateral (see Note 17 (11)).

Liquidity Risk

As regards liquidity, the group's policy is to ensure continuity of funding and to have the majority of its borrowings mature in 10 years or more. At the year-end the average maturity of the group's debt was 18.6 years. Shorter term flexibility is achieved by holding cash on deposit, through construction facilities with a term of typically 3 to 5 years arranged to fund the development of new properties, and by using the short term revolving notes of the June 2000 securitisation.

Exchange Rate Risk

Although the group's policy is to maximise all financing in sterling, it currently has some borrowings in Euros and US Dollars. Such borrowings are fully hedged with all principal and interest liabilities swapped into sterling at fixed rates.

Borrowings

£1,257 million securitisation completed in February 2002

In February 2002 a further tap issue on the June 2000 (second) securitisation was completed, involving the issue of £1,257 million of AAA and AA rated notes at a premium of £83.1 million. The proceeds were used to repay £280.7 million drawn down under the group's £1 billion construction loan facility at that time and in addition £348.8 million was set aside in certain reserves required to fund the completion of the four additional properties included in the tap issue. The remainder of the proceeds was retained for general corporate purposes. The combined pool of notes for the second securitisation is now £2,607.0 million, of which £2,517.0 million (97%) is rated AAA or AA. The balance of £90 million, rated A or BBB, has been repurchased by the group but will be available for resale following completion of the buildings on Heron Quays in mid 2003.

At 30 June 2002 £22.7 million had been drawn down under the group's £1 billion construction loan facility. In addition, £34.2 million had been drawn down under a separate £125 million loan facility. The remainder of these facilities are available to fund future construction.

An analysis of net debt is given below. The increase in gross borrowings from £2,650.1 million to £3,950.0 million reflects the tap issue of the second securitisation. The increase in gross borrowings was accompanied by a reduction in cash and term deposits to £1,327.2 million from £1,458.4 million primarily as a result of development costs totalling £1,033.2 million and share buy-backs of £392.4 million. At 30 June 2002 the group's weighted average cost of debt was 6.3% (2001 – 6.7%).

The group expects initially to fund its future construction activities either from existing resources or from its construction facilities.

At 30 June 2002 net debt (after allowing for cash in hand and cash collateral) stood at £2,622.8 million, up from £1,191.7 million at the previous year end, comprising:

	At 30 June 2002 £m	At 30 June 2001 £m
Securitised debt	**3,317.9**	1,973.3
Loans	**55.1**	–
Finance lease obligations	**577.0**	676.8
Total borrowings	**3,950.0**	2,650.1
Less: cash collateral for borrowings	**(899.8)**	(707.2)
Less: other cash collateral excluding prepayments (see below)	**(5.9)**	(2.3)
	3,044.3	1,940.6
Less: cash deposits	**(421.5)**	(703.0)
Net debt excluding prepayments	**2,622.8**	1,237.6
Cash deposits arising from prepayments in respect of buildings contracted to be sold	**–**	(45.9)
Net debt	**2,622.8**	1,191.7

20: Operating and Financial Review

Cashflow

Net cashflow from operating activities increased from £71.1 million in 2001 to £81.2 million in 2002

Net cashflow from operating activities increased from £71.1 million in 2001 to £81.2 million in 2002, an increase of £10.1 million, driven primarily by the increase in rental income, offset by movements in working capital. Capital expenditure increased from £611.5 million in 2001 to £987.2 million in 2002. Expenditure in 2002 included development expenditure of £957.2 million and land purchases of £28.0 million, whilst expenditure in 2001 included development expenditure of £511.1 million and land purchases of £92.1 million.

Financing cashflows reduced from £1,018.7 million in 2001 to £902.5 million in 2002, a reduction of £116.2 million. In 2002, financing cash flows reflected the second tap of the group's second securitisation. This was partially offset by repayments under the group's construction loan facilities and £392.4 million of share buy-backs. For 2001, financing cash flows reflected tap issues on two securitisations. This increase in borrowings has also impacted the net cash expended on debt service which rose from £70.6 million in 2001 to £173.6 million in 2002.

Segmental Reporting

The financial statements now incorporate disclosure concerning the results and net assets of two segments. The properties in each segment comprise:

Canary I – Those properties in the group's ownership within the original Canary Wharf estate identified at the time of the group's flotation, including the benefit of the agreement with BWB concerning the removal of the density cap. The status of these properties at 30 June 2002 was as follows:

	Net Internal Area million sq ft	%
Completed and let	6.0	46
Under construction and pre-let	4.8	36
Under construction and available to let	0.7	5
Uncommitted development sites	1.7	13
Total owned by group	13.2	100
Owned by third parties	2.5	
Canary Wharf estate following removal of density cap	15.7	

Canary II – Those properties outside of the original estate which, at 30 June 2002, and subject to obtaining planning consent to increase the approved density, comprised:

	Net Internal Area million sq ft
Uncommitted (based on existing planning permission):	
North Quay	1.4
Riverside South	0.7
	2.1
Applications for increased planning density	2.0
Potential future development (assuming successful application to increase planning density)	4.1

Taking the valuations set out earlier in this section, the net asset value attributable to each segment at 30 June 2002 was as follows:

	Canary I			Canary II		
	Book Value £m	OMV £m	NRV £m	Book Value £m	OMV £m	NRV £m
Investment properties	3,268.1	3,268.1	3,268.1	–	–	–
Properties under construction	936.6	1,915.1	2,586.6	–	–	–
Properties held for development	47.7	187.0	435.0	131.0	203.8	468.8
	4,252.4	5,370.2	6,289.7	131.0	203.8	468.8
Other net assets/(liabilities) prior to funding	108.7	108.7	108.7	(9.0)	(9.0)	(9.0)
Net assets prior to funding	4,361.1	5,478.9	6,398.4	122.0	194.8	459.8
Net debt (external)	(2,622.8)	(2,622.8)	(2,622.8)	–	–	–
Intragroup funding	122.0	122.0	122.0	(122.0)	(122.0)	(122.0)
Net assets	1,860.3	2,978.1	3,897.6	–	72.8	337.8

The segmental analysis of the group's profit and loss account and balance sheet prior to revaluation of properties under construction and held for development for 2002 is set out in Note 3.

For 2002, Canary I recorded a profit before tax of £207.7 million, including exceptional items totalling £180.5 million.

Canary II recorded a loss before tax of £4.6 million for 2002, attributable entirely to administrative expenses associated with working up proposals for its development sites. The directors estimate that of the total development overheads of £14.9 million for 2002, £10.3 million was attributable to Canary I and the remaining £4.6 million was attributable to Canary II. The directors consider that development overheads attributable to Canary I will in due course reduce to an insignificant level upon completion of the development programme.

Throughout 2002 Canary II was funded by way of an interest free inter-company loan.

22: Corporate Governance

Statement of Compliance with the Code of Best Practice

During the year the company complied with section one of the Principles of Good Governance and Code of Best Practice ('the Combined Code') other than the composition of the Remuneration Committee which included Paul Reichmann, who is executive chairman, and Michael Price who is not an independent non-executive director. Since the year end Paul Reichmann has ceased to be a member of the Remuneration Committee.

The manner in which the Principles of Good Governance have been applied is set out below, and in the Remuneration Report on pages 79 to 82.

The Board

This statement should be read in conjunction with the biographies of the directors on pages 31 to 32 detailing the composition of the committees. The board comprises three executive and seven non-executive directors. The board considers that with the exception of Michael Price, Gerald Rothman and Andrew Tisch the non-executive directors are free from any business or other relationship with the group which could materially interfere with the exercise of their judgement and are therefore independent. Sir Martin Jacomb is the senior non-executive director.

There is a clear division of responsibilities between the chairman and the chief executive. As chairman, Paul Reichmann is primarily responsible for the strategic direction of the group and as chief executive, George Iacobescu is responsible for operational control including implementation of all development, construction and maintenance projects.

The board meets at least four times a year and has formally adopted a schedule of powers which are reserved to the board. The board has full and timely access to all relevant information to enable it to discharge its duties effectively.

All directors are subject to election by shareholders at the first opportunity following their appointment by the board. Subsequently they must seek re-election at least every three years so that shareholders have a regular opportunity to reassess the composition of the board. All directors have direct access to the advice and services of the company secretary and are able to seek independent professional advice at the expense of the company if required in connection with their duties.

The Committees

Remuneration, Audit and Nominations committees have been established with formally delegated duties and responsibilities.

The Remuneration Committee, chaired by Michael Price, is responsible for reviewing the performance of the executive directors, setting their remuneration packages and agreeing compensation policies for the group. The Remuneration Report is set out on pages 79 to 82.

The Audit Committee meets at least three times a year and is chaired by Sir Martin Jacomb. The meetings of this Committee are attended by the company's external auditors who have direct access to the chairman. In addition to reviewing the conduct and control of the external audit, the Committee monitors the operation of the system of internal control and the measurement and reporting of the financial performance of the group. It also reviews the appointment of the auditors and agrees the audit fee before recommendation to the board.

The Nominations Committee is chaired by Andrew Tisch and has responsibility for making recommendations on appointments to the board.

Powers not reserved to the board are delegated to the Executive Committee consisting of the executive directors.

Auditors

On 10 April 2002 it was announced that the partners and staff from the UK offices of Arthur Andersen would join Deloitte & Touche. This transaction was subject to regulatory approval from the European Commission which was granted on 1 July 2002. As a consequence on 31 July 2002 the company's incumbent auditors Arthur Andersen resigned and Deloitte & Touche were appointed in their place.

In accordance with section 394 of the Companies Act 1985, Arthur Andersen have confirmed that there are no circumstances connected with their ceasing to hold office which they consider should be brought to the attention of the company's members.

A resolution to approve the appointment of Deloitte & Touche will be considered by the members at the forthcoming annual general meeting.

Internal Control

The board is responsible for the maintenance by the group of a sound system of internal control and reviewing its effectiveness. The system of internal control is designed to ensure effective and efficient operations and compliance with applicable laws and regulations. In establishing this system the directors consider the nature of the group's business and risks arising therefrom, the materiality of such risks, the likelihood of a loss being incurred and the costs of control and mitigation of likely losses. Any such system can, however, only manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable but not absolute assurance against material misstatement or loss.

In accordance with the Combined Code, the scope and effectiveness of the group's system of internal control is reviewed on a regular basis by the board and by the Audit Committee and specifically for the purpose of these financial statements. These reviews assess not just risks relating to financial reporting, compliance and the safeguarding of assets but also risks which are critical to the success of the business including social, environmental and ethical issues. Details of how the group's environmental policy has been translated into objectives and targets and their assessment and independent verification are included in the Environmental and Social Policy statement on pages 25 to 30.

Detailed reports considering major areas of risk as well as the findings from regular assessments are presented to the Audit Committee at each of its meetings.

Control Environment: The company is committed to the highest standards of business conduct. The group has an appropriate organisational structure for planning, executing, controlling and monitoring operations in order to achieve the group's objectives. Lines of responsibility and delegation of authority are documented. Formal policies and procedures are in place, including a code of conduct to foster a strong ethical environment.

24: Corporate Governance

Risk Identification: Each area of business management is responsible for the identification and evaluation of key risks arising from their specific business fields. This system is subject to the regular assessment process in terms of new and evolving risks, and analysis of the potential impacts and of those affected by such risks. To ensure that the group's approach is shared by all employees, on-going training programmes addressing issues such as health and safety and environmental management are in place. Full and integrated risk appraisals are presented and considered by the board. The company's risk management system is therefore subject to continual review and evolution as a result of the challenges arising from its business.

Information and Communication: Regular business reviews are conducted as part of the planning process which include an evaluation of financial and social risks and the systems of control adopted. In addition regular reports are made to the board on, inter alia, the progress of development projects, working capital requirements and forecasts. The executive directors are closely involved in the operational matters of the group.

Financial Control Procedures: The group's financial controls incorporate a management reporting system which compares results with the plan and the previous year to identify any significant deviation from approved plans. A documented organisation structure with clearly defined limits of delegated authority ensures that no commitments are entered into without proper authorisation.

Monitoring and Corrective Action: There are clear and consistent procedures in place for monitoring the system of internal control on behalf of the board. Currently all business areas are reviewed on a regular basis and self certify that controls are suitable and operational. Reports setting out the results and where appropriate making recommendations are received by the board and Audit Committee. In relation to environmental and health and safety issues pages 25 to 30 detail the management systems established by the group.

The directors consider that the group's activities and the concentration in one geographical location do not at present warrant the establishment of a separate internal audit function. The Audit Committee and the board will continue to monitor the need for such a function as the business develops.

Relations with Shareholders

The company is committed to maintaining good communications with its shareholders. Institutional shareholders and analysts are invited to briefings by the company at the time of announcing the interim and full year results of the company.

At the annual general meeting shareholders are given the opportunity to question the board and the chairmen of the various committees.

The company also maintains a website – www.canarywharf.com – from which reports and other publications can be downloaded. Results and presentations and other significant news are also available as they happen and as an archive on the website. The constructive use of technology for communication with shareholders is continually evaluated and implemented as appropriate.

Environmental and Social Policy

To be successful any environmental policy or social programme must link aspirations with practical objectives. In the last 10 years the group has transformed a derelict wharf into one of the premier business districts in Europe and constructed 8.5 million sq ft of offices and retail outlets. To achieve and maintain the overall quality of the estate the group is committed to managing the environmental and social issues which impact on or result from the development undertaken by the group.

Environmental Responsibility

Whilst the board retains overall responsibility for the monitoring and implementation of the group's environmental policy, it is assisted by the Environmental Planning Group, consisting of senior managers. This body is responsible for the establishment of the annual objectives and targets which translate into action the environmental policy and address risks identified from the internal control review process.

Environmental Management Systems

In 2000 the group began the formalisation of environmental systems and practices and has since adopted an outline environmental management system in accordance with recognised standard ISO 14001. July 2000 to June 2001 was the first year in which the company's performance against established environmental targets and objectives was subject to formal verification by independent external advisers. During the period the group was committed to the achievement of 21 targets. The verification process showed an overall target completion of 70.7% consisting of 10 targets being fully achieved, 2 substantially achieved and 9 partially achieved. For 2001/2002 29 targets ranging from energy reduction strategies to developing the Jubilee Park have been set. Further details of performance against targets and objectives are contained in the company's Environmental and Social Report for 2000/2001 which is available on the corporate website at www.canarywharf.com.

To complement this system, employees are currently taking part in environmental awareness training to ensure that they have the required knowledge to improve environmental performance. The developing environmental management system will be embedded into the existing audit programme for quality assurance and health and safety systems.

26: Environmental and Social Policy

Environmental Policies and Objectives

Transport: The group aims to ensure that people working at Canary Wharf have an efficient commute and that the potential for road congestion is reduced. Canary Wharf is the only company that has recently contributed significant sums to the provision of a public transport infrastructure in London benefiting not only the local residents and workers but also the wider environment. As part of this policy:

- Canary Wharf has been planned as an integrated transport node permitting exchanges between the London Underground system, the Docklands Light Railway, London bus network and Thames river services.
- Public spaces have been designed as pedestrian promenades and cycle racks are provided in all buildings.
- By encouraging the use of public transport the proportion of Canary Wharf commuters using public transport increased from 68% in 2000 to 84% in 2001 with a consequent reduction in average carbon dioxide emissions per worker of 23% between 2000/2001.

Resource Use and Building Design: The group's stated objective is to reduce energy and resource consumption on the estate. The group has thus committed itself to assessing all new buildings against the British Research Establishment Environmental Assessment ('BREEAM'). The group can report:

- BREEAM has awarded a rating of 'Excellent' to 10 Upper Bank Street, the largest commercial building in Europe to achieve this.
- A range of measures have been implemented with the aim of reducing energy consumption and the company is committed to developing a formalised reduction strategy.
- As a result of water conservation methods introduced, there has been a decrease in consumption per person of 36% in buildings managed by the group.

Construction and Waste Management: The group is committed to minimising the environmental impacts associated with construction activities and recognises the significance of waste management. Accordingly:

- By making use of the local waterways the group avoided 40,000 truck journeys in the year 2000/2001 that would otherwise have arisen from the transport of material to and from the estate.
- Working in partnership with Bywaters Recycling & Waste Management Limited, the group is investigating and introducing further strategies, as well as exploring new opportunities for recycling.
- Air and water emissions are proactively managed on all sites while noise pollution is monitored at regular intervals.

Ecology: Through the development of the estate the group has transformed a once derelict brownfield dockland site into landscaped squares and avenues with varying emphasis on hard surfaces and greenery to provide a diverse urban setting. Accordingly:

- Of the total land area, 11% has been dedicated to parks and greenery.
- The group is working with The Royal Society for the Protection of Birds, The Royal Society for the Protection of Animals and the British Waterways to understand and enhance the local ecology.
- 8% of the estate is composed of canals and marinas, the water quality of which has been improved over the years by the removal of the upper levels of dock bed and the introduction of bubbler systems to promote fish life.

External Benchmarking

External recognition of the company's performance relative to its peers is provided by the inclusion of the company in the FTSE 4 Good Index and its participation in the Business and Environmental ('BiE') annual index. In the 2002 BiE Index, covering performance in 2001, the company's performance rose from 66% to 73%. The company remains committed to maintaining this momentum in the future.

The group was named 'Property Company of the Year' for 2001 and 2002 by Property News. The judges acknowledged that the group has created some of the best-specified buildings in Europe and the award is one of the most coveted honours in the construction industry.

The Future

The company recognises that the implementation of a successful environmental policy is an on-going process. While the company has achieved considerable success the ongoing focus remains on raising awareness throughout the Canary Wharf estate and improving the quality of the development as well as managing those environmental, social and ethical issues impacting on the group's business activities.

Social Responsibility

The business environment is constantly evolving and in recent years there has been an increasing emphasis on social responsibility. The company is committed to working with all stakeholders who have an interest in its business including employees, tenants, suppliers, customers, investors, shareholders and appropriate authorities, local communities and other organisations to identify key social issues and seek innovative solutions and initiatives.

28: Environmental and Social Policy

Community Involvement

From the inception of the Canary Wharf estate, the significance of the estate in terms of the regeneration of East London was understood together with the need to work with the local community and to contribute to broader socio-economic policy discussions.

Since 1987 the group's community involvement has been extensive and diverse, including:

- Skillsmatch – a jobs brokerage operation which has placed more than 1,700 local people into local jobs.
- The creation of a Local Business Liaison Office which has helped place over £200 million of business with local companies.
- The establishment in 1990 of an educational trust fund of £2.5 million which has been used to provide grants to local students. In 2000/2001 the trust assisted 195 local students studying courses ranging from access courses to post graduate schemes and in 2002 the figure increased to 365 local students.
- Sponsorship of a football league, twelve football teams, a football academy, gymnastics and hurdling squads all based on the local community.

Arts and Events

The group has established an all year round arts and events programme benefiting tenants and the wider community and is committed to bringing art into the workplace. The group won the first ever Special Award for an Outstanding Contribution to Art in the Working Environment awarded by the Royal Institute of British Architects at the 2002 Art & Work Awards.

Employment and Labour Conditions

The group is committed to providing a work environment where all employees are treated with respect and dignity. One of the group's key aims is to help and encourage employees to develop their work skills and abilities. The group keeps employees informed of events relevant to their employment. In addition the company publishes quarterly 'Canary Wharf News' which provides information about developments on the estate and is circulated to employees and tenants. During the year the newsletter was granted an Award of Excellence by the British Association of Communicators in Business Awards.

Equal Opportunities

The group is committed to equality of opportunity and it is the policy of the group to make all employment decisions based on the applicant's ability, experience and qualification without regard to age, sex, race, colour, sexual orientation, ethnic origin, disability or marital status. Due consideration is given to the recruitment, promotion, training and working conditions of all employees including those with disabilities. In the event of an employee becoming disabled, the group uses its best endeavours to ensure continuity of employment.

Incentive Programmes

The group operates various incentive programmes that are conditional upon the satisfaction of performance criteria. The board regards these programmes as important elements in the retention and motivation of employees and for involving employees in the longer term performance of the group. Further details of these programmes are set out in the Remuneration Report on pages 80 and 81.

Training and Development

All employees are appraised on an annual basis to assess individual performance, progress and career prospects within the company. The importance of training and development is key to business success and is recognised at all levels. The group provides training programmes both internally and externally to support the development of the business, to improve business efficiency and safety.

Health and Safety

Policy

It is the group's intention and policy that the working conditions of its employees should incorporate the best standards of health, safety and welfare which can be reasonably achieved and that all group premises are maintained so as to be safe. Accordingly adequate resources are made available for these purposes and procedures exist to enable all staff to be informed and consulted on health and safety matters and to make known their views.

The company is committed to taking all reasonably practicable measures to ensure that persons who are not in its employment and may be affected by its undertakings, are not exposed to risks to their safety or health. All legislation relating to health and safety is to be observed both in letter and in spirit.

30: Environmental and Social Policy

Management System

While the board is ultimately responsible for the group's policy and procedures, a chain of responsibility exists in relation to the management of health and safety, starting with each and every employee who is required to fulfil their legal duty to take reasonable care of their own health and safety. Line managers, supported by the Fire & Life Safety Manager or one of the various safety advisers are obliged to ensure that supervision is exercised, training given and information disseminated. The Fire and Life Safety Department provides overall advice, guidance, instruction and information on all health and safety matters including the maintenance of the group's health and safety manual and the establishment of detailed procedures and systems which are subject to on-going review and auditing.

In relation to the group's construction activities, for the year ended 30 June 2002 the operation's safety record (including contractor employees) showed a rate of 0.78 accidents per 100,000 person-hours, compared to the industry average of 1.2 per 100,000 person-hours.

Directors' Biographies

Executive Directors

Paul Reichmann (71) as **Executive Chairman** is involved in the strategy and overall operations of the group. He does not devote all his time to Canary Wharf but is involved with and is consulted on all significant matters. Paul Reichmann has been involved in industrial and commercial real estate development for the past 40 years, most notably the 5 million sq ft First Canadian Place in Toronto in the 1970s, New York's 10 million sq ft World Financial Center in the 1980s and the beginning of the Canary Wharf Estate in 1987. Paul Reichmann is also Chief Executive of the Reichmann Group of Companies.

George Iacobescu (56) as **Chief Executive** has day to day authority over the operations of the group and has a central role in the development and implementation of strategy. He is an engineer by training and is closely involved in the construction operations of the group. His previous roles include Vice President development and construction at the World Financial Center in New York, and the Olympia Center and the Neiman Marcus Buildings in Chicago.

A Peter Anderson II (49) as **Managing Director, Finance** has responsibility for the group's capital raising activities, accounting, strategic planning and analysis, taxation and information technology. He was Chief Financial Officer of Reichmann International in New York which managed the Quantum Realty Fund before assisting Paul Reichmann in the acquisition of the group in 1995. Prior to that he was an investment banker at Swiss Bank Corporation International (now UBS-Warburg). He is also a director of HighSpeed Office Limited, a broadband consortium in which the company participates.

Non-Executive Directors

Sir Martin Jacomb (72) is Chairman of Delta plc, Share plc and also a non-executive director of Minorplanet Systems plc and Five Arrows Limited. His previous appointments include Chairman of Prudential Corporation plc, Chairman of Barclays de Zoete Wedd and Chairman of the British Council, Deputy Chairman of Barclays Bank plc and a director of the Bank of England. Sir Martin was knighted in 1985 for services to the City.

Senior independent non-executive director. Chairman of Audit Committee.

Sir John Carter (64) was Chairman of the Association of British Insurers from 1995 to 1997 and was knighted in 1998 for his services to the insurance industry. Following the merger of Commercial Union and General Accident in 1998 he stood down as Chief Executive of Commercial Union but continued as a member of the UK Board Committee until June 2000. He is also a director of the National House Building Council and Chairman of London Metropolitan University.

Member of Audit, Remuneration and Nominations Committees.

32: Directors' Biographies

Christopher Jonas (61) is an adviser on property strategy to the boards of a number of major organisations and was a senior partner of Drivers Jonas, Chartered Surveyors until 1995. He is a past President of the Royal Institution of Chartered Surveyors. He is Chairman of the Ethics Standards Board of the Accountancy Foundation and Glasgow Harbour Ltd. He is also a director of English National Opera, Business in the Community Limited and Sunrise Assisted Living International Limited. Christopher Jonas was appointed CBE in 1994.

Member of Nominations Committee.

Michael Price (51) is Chairman of the board of Franklin Mutual Advisers and Franklin Mutual Series Fund. He has been associated with both organisations and their predecessors since 1975 in various capacities including Chairman, Chief Executive Officer and President. He is also a director of Loews Corporation.

Chairman of Remuneration Committee.

Gerald Rothman (64) became a non-executive director on 9 April 2002 and has extensive property experience at board level in both the UK and North America in public and private companies. He joined Canary Wharf group in 1988 as a director and Chief Operating Officer. After leaving in 1994, he rejoined in 1996 until retirement in April 2002, undertaking major projects and playing a pivotal role in the flotation of the group on the London Stock Exchange in 1999 and in the various subsequent securitisations.

Robert Speirs (65) is currently the Chairman of Bell Group plc and Miller Group Limited. From July 1993 until October 1998 he was Group Finance Director of the Royal Bank of Scotland Group plc. He is non-executive chairman of Stagecoach Holdings plc, and a non-executive director of MacFarlane Group PLC and Crystal Media Limited.

Member of Audit, Remuneration and Nominations Committees.

Andrew Tisch (53) is currently Member of the Office of the President and Chairman of the Executive Committee of Loews Corporation prior to which he was Chairman of the Management Committee of Loews Corporation. He is Chairman of the Board of Bulova Corporation, a 97% owned subsidiary of Loews Corporation, a director of Zale Corporation and K12 Inc. He has been a director of Loews Corporation since 1985.

Chairman of Nominations Committee.

Directors' Report for the Year Ended 30 June 2002

The directors present their report with the audited financial statements for the year ended 30 June 2002.

Principal Activities and Results

The principal activity of the company is to act as a holding company for a group which is involved in integrated property development, investment and management. The group is currently focused exclusively on Grade A office space and high quality retail facilities in the Canary Wharf estate, a major development which is part of the Central London property market.

The results for the year are set out in the consolidated profit and loss account on page 40. The Operating and Financial Review on pages 8 to 21 should be read in conjunction with this report.

Dividends and Reserves

The directors do not recommend the payment of a dividend for the year ended 30 June 2002 and the retained profit of £193.0 million (restated year ended 30 June 2001 – £43.6 million) is to be transferred to reserves.

Going Concern

The directors are required to prepare the financial statements for each financial year on a going concern basis, unless to do so would not be appropriate. Having made requisite enquiries, the directors have a reasonable expectation that the company and the group have adequate resources to continue their operations for the foreseeable future and hence the financial statements have been prepared on that basis.

Share Capital

On 13 September 2001, the board announced that in order to facilitate future returns of surplus capital to shareholders it was proposed to proceed with a corporate restructuring and scheme of arrangement.

Following the approval of the transaction by the shareholders at general meeting and Court approval to a reduction of capital, this exercise was successfully completed on 4 December 2001 when shareholders acquired one new share in the company for each share held by them in the former Canary Wharf Group plc. The company simultaneously changed its name from New Canary Wharf plc to Canary Wharf Group plc and capitalised the merger reserve by way of an issue of deferred shares to shareholders. Immediately following their issue the shares were cancelled and a distributable reserve created.

Pursuant to the authority given at the 2001 annual general meeting during the year, 80,264,705 ordinary shares of 1p were bought back and cancelled at a cost of £392.4 million inclusive of expenses and stamp duty. This represented 11.74% of the company's issued share capital as at 30 June 2001. From 1 July 2002 to the date of this report a further 21,907,000 ordinary shares have been bought back and cancelled at an aggregate cost of £96 million. From June 2001 the combined number of shares bought back as a result of the share purchase programme equalled 104,646,413 shares at an aggregate cost of £501 million.

34: Directors' Report for the Year Ended 30 June 2002

During the year the Trustees of the Canary Wharf Employee Share Ownership Plan Trust, acquired 2,921,837 ordinary shares in the company for the purpose of satisfying the exercise of share options.

As at 30 June 2002 there were 608,349,676 ordinary shares of 1p each in issue. Details of changes in the company's share capital during the year are set out in Note 19 to the financial statements on pages 70 to 72. Following further share buy-backs and the exercise of share options as at the date of this report 586,751,725 ordinary shares were in issue.

Substantial Shareholdings

As at the date of this report, the company had been notified of the following disclosable interests of 3% or more in the ordinary share capital of the company:

	Notes	Number of Shares *(million)*	% of Issued *Capital*
Deutsche Bank AG	1	59,207,233	10.09
GF Investment LDC	2	42,918,285	7.31
LMR Trust Limited	3	45,221,082	7.71
Rockhampton Overseas Limited	2	41,087,775	7.00
Franklin Resources Inc	1	39,569,618	6.74
Continental Casualty Company	4	34,100,000	5.81
Scottish Widows Investment Partnership Limited	1	23,471,415	4.00
Merrill Lynch Investment Managers	1	22,981,709	3.92
Stichting Pensioenfonds ABP		20,358,468	3.47
Legal & General Investment Management Ltd	1	17,605,878	3.00

1. Non beneficial.
2. *These holdings are related.*
3. A discretionary trust for the benefit of, amongst others, Paul Reichmann and family.
4. An insurance subsidiary of CNA Financial Corporation.

Directors

Gerald Rothman was appointed a director on 9 April 2002. The other directors whose names appear on pages 31 and 32 served as directors of the company throughout the year.

Pursuant to the company's articles of association, Gerald Rothman will retire at the forthcoming annual general meeting and will offer himself for reappointment. As a non-executive director, Gerald Rothman does not have a service contract.

In addition, Paul Reichmann, Sir Martin Jacomb and Christopher Jonas retire by rotation at the annual general meeting and, being eligible, offer themselves for re-election. Paul Reichmann is an executive director with a service contract with the company with a notice period of 12 months. Sir Martin Jacomb and Christopher Jonas are non-executive directors and neither have service contracts.

Directors' Interests

The beneficial interests of the directors and their families in the ordinary shares of the company are as follows:

	Notes	30 June 2002	30 June 2001 (or appointment if later)
A P Anderson II	1	3,814	3,220
Sir John Carter		7,576	7,576
G Iacobescu	1	4,216	3,150
Sir Martin Jacomb		15,152	15,152
C W Jonas		15,152	15,152
M F Price		–	–
P Reichmann	2	45,221,082	45,221,082
G Rothman		53,574	53,574
R Speirs		7,576	7,576
A H Tisch		–	–

1. Peter Anderson and George Iacobescu participate in the Canary Wharf 2001 All Employee Share Plan ('the Plan'). Since 30 June 2002 they have acquired a further 180 ordinary shares each in the company. Details of the Plan are set out in the Remuneration Report on page 81.
2. In addition IPC Advisors Limited a company owned by a discretionary trust for the benefit of, amongst others, the Paul Reichmann family has been granted or acquired warrants to subscribe for 35,792,233 ordinary shares. Details of such warrants are set out in Note 19.

Details of the directors' options over the ordinary shares of the company are set out in the Remuneration Report on page 80 and in Note 9. Except as stated in Note 28 no other contract subsisted during the year in relation to the business of the company in which any director was materially interested.

Directors' and Officers' Liability Insurance

The group purchases liability insurance covering the directors and officers of group companies.

Payment of Suppliers

In respect of the group's suppliers it is the policy to settle the terms of payment with those suppliers when agreeing the terms of each transaction, to ensure that those suppliers are made aware of the terms of payment and to abide by the terms of payment.

The number of days purchases outstanding for the group at 30 June 2002 was 27 (2001 – 35). The company had 3 days of purchases outstanding at 30 June 2002.

Charitable and Political Donations

The group made charitable donations of £464,947 during the year ended 30 June 2002 (year ended 30 June 2001 – £454,544). There were no political donations in the year ended 30 June 2002 (year ended 30 June 2001 – £nil).

36: Directors' Report for the Year Ended 30 June 2002

Auditors

On 31 July 2002 Arthur Andersen resigned as auditors and Deloitte & Touche were appointed in their place. Deloitte & Touche have indicated their willingness to continue in office and a resolution proposing their reappointment will be submitted at the annual general meeting.

Annual General Meeting

The annual general meeting will be held at 11.00 am on Wednesday 13 November 2002 at the Museum in Docklands, Number 1 Warehouse, West India Quay, Hertsmere Road, London, E14 4AL.

The Notice of Meeting, together with explanations of the items of special business to be considered at the meeting and a white reply-paid Proxy Form are enclosed with this report.

By order of the board

JOHN GARWOOD
Secretary
11 September 2002

Statement of the Directors' Responsibilities in Respect of the Financial Statements

The directors are required by the Companies Act 1985 to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the company and of the group as at the end of the financial year and of the results of the group for the year then ended. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors have responsibility for ensuring that each company in the group keeps proper accounting records which disclose with reasonable accuracy at any time the financial position of each company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

38: Independent Auditors' Report to the Shareholders of Canary Wharf Group plc

We have audited the financial statements of Canary Wharf Group plc for the year ended 30 June 2002 which comprise the primary financial statements such as the Profit and Loss Account, the Balance Sheets, the Cash Flow Statement, the Statement of Total Recognised Gains and Losses and the related Notes numbered 1 to 28. These financial statements have been prepared under the accounting policies set out therein.

Respective Responsibilities of Directors and Auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and United Kingdom accounting standards are set out in the Statement of Directors' Responsibilities. Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information as described in the contents section and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the company and of the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and of the group at 30 June 2002 and of the group's profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche

DELOITTE & TOUCHE
Chartered Accountants and Registered Auditors
London
11 September 2002

40: Consolidated Profit and Loss Account for the Year Ended 30 June 2002

	Notes	Year Ended 30 June 2002 £m	*Restated Year Ended 30 June 2001 £m
Turnover – rents and service charges		**206.8**	159.2
Cost of sales – rents and property management costs		**(39.2)**	(32.8)
Gross profit		**167.6**	126.4
Administrative expenses		**(38.1)**	(36.6)
Other operating income			
– before exceptional item		**0.7**	1.9
– exceptional item: net profit on sale of completed property	11	**169.5**	–
Operating profit	4	**299.7**	91.7
Exceptional items:			
– deferred consideration on disposal of subsidiary undertaking	13	**13.4**	–
– costs of group restructuring	1	**(2.4)**	–
Share of operating loss in associates		–	(0.4)
Interest receivable – group	5	**48.8**	50.7
Interest payable – group	6	**(156.4)**	(99.5)
Profit for the financial year before taxation		**203.1**	42.5
Taxation	7	**(10.1)**	1.1
Profit for the financial year after taxation	20	**193.0**	43.6
Transferred to reserves	20	**193.0**	43.6
Basic earnings per share	10	**30.0p**	6.3p
Diluted earnings per share	10	**29.7p**	6.2p
Before exceptional items:			
Basic earnings per share	10	**1.9p**	6.3p
Diluted earnings per share	10	**1.9p**	6.2p

The above results relate to the continuing activities of the group and its share of associates attributable to the group to the date of disposal.
Movements in reserves are shown in Note 20 to these financial statements.
The notes numbered 1 to 28 form an integral part of these financial statements.
*Restated as set out in Note 1.

Consolidated Statement of Total Recognised Gains and Losses for the Year Ended 30 June 2002

	Notes	Year Ended 30 June 2002 £m	*Restated Year Ended 30 June 2001 £m
Profit/(loss) for the financial year of the group and its share of associates			
– group		**193.0**	44.0
– share of associates		–	(0.4)
Unrealised surplus on revaluation of investment properties			
– group	11	**458.4**	84.4
Total recognised gains and losses relating to the year		**651.4**	128.0
Prior year adjustments (as explained in Note 1)		**(41.5)**	–
Total recognised gains and losses since last annual report		**609.9**	128.0

The notes numbered 1 to 28 form an integral part of these financial statements.
* Restated as set out in Note 1.

42: Consolidated Balance Sheet at 30 June 2002

	Notes	30 June 2002 £m	*Restated 30 June 2001 £m
Fixed assets			
Investment properties	11	**3,268.1**	2,300.5
Properties under construction	11	**936.6**	744.7
Properties held for development	11	**178.7**	124.8
Other tangible fixed assets	12	**8.1**	9.6
Investments	13	**24.0**	15.8
		4,415.5	3,195.4
Current assets			
Properties under construction and properties held for development	11	**–**	249.6
Debtors: due in more than one year	14	**26.2**	10.7
Debtors: due within one year	14	**355.2**	86.5
Cash at bank and in hand	15	**1,327.2**	1,458.4
		1,708.6	1,805.2
Creditors: Amounts falling due within one year	16	**(341.7)**	(742.0)
Net current assets		**1,366.9**	1,063.2
Total assets less current liabilities		**5,782.4**	4,258.6
Creditors: Amounts falling due after more than one year	17	**(3,870.5)**	(2,620.4)
Provisions for liabilities and charges	18	**(51.6)**	(41.8)
Net assets		**1,860.3**	1,596.4
Capital and reserves			
Called up share capital	19	**6.1**	6.9
Reserves:			
– Share premium	20	**2.6**	–
– Revaluation reserve	20	**1,513.9**	1,055.5
– Capital redemption reserve	20	**0.4**	0.1
– Special reserve	20	**637.6**	636.8
– Profit and loss account	20	**(300.3)**	(102.9)
Shareholders' funds – Equity	21	**1,860.3**	1,596.4

The notes numbered 1 to 28 form an integral part of these financial statements.
* Restated as set out in Note 1.

Approved by the board on 11 September 2002 and signed on its behalf by:



A PETER ANDERSON II
Managing Director, Finance

Company Balance Sheet at 30 June 2002

	Notes	30 June 2002 £m
Fixed assets		
Investments	13	**2,985.1**
Current assets		
Debtors	14	**5.1**
Cash at bank and in hand		**1.0**
		6.1
Creditors: Amounts falling due within one year	16	**(3.5)**
Net current assets		**2.6**
Total assets less current liabilities		**2,987.7**
Net assets		**2,987.7**
Capital and reserves		
Called up share capital	19	**6.1**
Reserves:		
– Share premium	20	**2.6**
– Capital redemption reserve	20	**0.4**
– Special reserve	20	**2,978.6**
– Profit and loss account	20	**–**
Shareholders' funds – Equity	21	**2,987.7**

The notes numbered 1 to 28 form an integral part of these financial statements.

Approved by the board on 11 September 2002 and signed on its behalf by:



A PETER ANDERSON II
Managing Director, Finance

44: Consolidated Cash Flow Statement for the Year Ended 30 June 2002

	Notes	**Year Ended 30 June 2002 £m**	Year Ended 30 June 2001 £m
Net cash inflow from operating activities	23	**81.2**	71.1
Returns on investments and servicing of finance	24	**(173.6)**	(70.6)
Capital expenditure and financial investment	24	**(941.3)**	(579.3)
Acquisitions	24	**–**	(2.1)
		(1,114.9)	(652.0)
Cash outflow before management of liquid resources and financing		**(1,033.7)**	(580.9)
Management of liquid resources	24	**(150.3)**	28.7
Financing	24	**902.5**	1,018.7
(Decrease)/increase in cash in the year	25	**(281.5)**	466.5

The above cash flows relate to the continuing activities of the group.
Notes 23 to 25 form an integral part of this consolidated cash flow statement.

Notes to the Financial Statements for the Year Ended 30 June 2002

1 Principal Accounting Policies

A summary of the principal accounting policies of the group, all of which have been applied consistently throughout this and the preceding year save for the adoption of Financial Reporting Standard 19 (Deferred Tax) (FRS 19) and Urgent Issues Task Force Abstract 28 (Operating Lease Incentives) (UITF 28) which now have effect, is set out below. The comparatives for the year ended 30 June 2001 have been restated to comply with FRS 19 and UITF 28.

(1) Accounting Convention

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment properties in accordance with Note 1(4) below, and in accordance with applicable accounting standards.

(2) Basis of Consolidation

On 4 December 2001 a restructuring of the group was completed and a new ultimate holding company was introduced by way of a scheme of arrangement in accordance with Section 425 of the Companies Act 1985. The new holding company was incorporated on 30 March 2001 as a public company, Dolphincove plc. On 15 October 2001 it changed its name to New Canary Wharf plc. In order to maintain continuity following implementation of the scheme, New Canary Wharf plc changed its name to Canary Wharf Group plc on 4 December 2001, whilst the previous company of that name has been re-incorporated as a private limited company and changed its name to Canary Wharf Estate Limited.

The financial statements include consolidated accounts for New Canary Wharf plc and its subsidiaries at 30 June 2002. The combination of New Canary Wharf plc with Canary Wharf Group plc has been accounted for using merger accounting in accordance with the group reconstruction provisions of Financial Reporting Standard 6 (Acquisitions and Mergers). Consequently, although the combination did not become effective until 4 December 2001, the financial statements of the combined group are presented as if the merged businesses had always been part of the same group. Accordingly, the results of the group for the entire year ended 30 June 2002 are shown in the consolidated profit and loss account and the comparative figures for the year ended 30 June 2001 are also prepared on this basis.

The directors have adopted the basis of preparation set out above because they consider that it is necessary in order to give a true and fair view of the results of the group for the period to 30 June 2001 consistent with the financial period adopted by the group previously. The effect of not doing so would have been to present only the results for the period since the combination became effective on 4 December 2001.

The consolidated profit and loss account of Canary Wharf Group plc for the period from the date of incorporation, 30 March 2001, to 30 June 2002 is presented in Note 27 in order to comply with the Companies Act 1985.

Group restructuring expenses have been treated as an exceptional item in accordance with Financial Reporting Standard 3 (Reporting Financial Performance). This transaction did not give rise to deferred tax in the period.

(3) Profit and Loss Account

Turnover, which is stated net of VAT, comprises rental income and service charges. Marketing and administrative costs which are not development expenses are charged to the profit and loss account when incurred.

(4) Property Interests

The group's property interests comprise investment properties, properties under construction and properties held for development.

Investment properties

Investment properties are revalued annually and in accordance with SSAP 19 (Accounting for Investment Properties) no provision is made for depreciation. This departure from the requirements of the statutory accounting rules, which require all properties to be depreciated, is, in the opinion of the directors, necessary for the financial statements to show a true and fair view. Depreciation is only one of the factors reflected in the annual valuation and the amount attributable to this factor is not capable of being separately identified or quantified. Surpluses or deficits on investment properties are transferred to the revaluation reserve, unless a deficit is expected to be permanent and exceeds previous surpluses recognised on the same property, in which case the excess is charged to the profit and loss account.

Properties under construction and properties held for development

Properties held for development and properties under construction which are to be retained are categorised as fixed assets and included in the consolidated balance sheet at their fair value at the date of the acquisition by Canary Wharf Estate Limited of the Canary Wharf Holdings Limited ('CWHL') group in December 1995, together with subsequent additions at cost, less subsequent disposals, subject to any provision for impairment.

Properties under construction which are to be retained are transferred to investment properties on an individual building basis when construction is complete and the properties are substantially let.

Properties under construction or held for development where the group has entered into an agreement for sale are categorised as current assets and stated at the lower of cost (namely fair value at date of acquisition plus subsequent additions at cost) and net realisable value. Profits on sale of such properties are taken into account on completion of the sale contract.

Additions to properties under construction or held for development include all expenses of development, including attributable interest where appropriate. Interest capitalised is calculated by reference to the rate of interest payable on the borrowings drawn down to finance the development.

(5) Lease Incentives

Lease incentives include rent-free periods and other incentives given to lessees on entering into lease agreements. The group's policy for accounting for lease incentives has changed to comply with UITF 28. Previously rental income was recognised only on expiry of rent-free periods and other lease incentives were capitalised as part of the cost of the property. Under UITF 28 the aggregate cost of lease incentives is recognised as an adjustment to rental income, allocated evenly over the lease term or the term to the first open market rent review if earlier. The cost of other lease incentives is included within prepayments and spread on a straight line basis over a similar period. Accordingly the external valuation of investment properties is reduced for these incentives.

The new accounting policy applies to all lease incentives relating to leases commencing subsequent to 1 July 2000. The effects of the change in policy are summarised below:

	Year Ended 30 June 2002 £m	Year Ended 30 June 2001 £m
Profit and loss account:		
Increase in rental income	**15.5**	–
Balance sheet:		
Decrease in investment properties	**(10.7)**	–
Decrease in properties under construction	**–**	(10.7)
Increase in prepayments and accrued income	**26.2**	10.7

(6) Other Tangible Fixed Assets

Other tangible fixed assets are depreciated so as to write off the cost in equal annual instalments over the expected useful economic lives of the assets concerned. The principal annual rates used for this purpose are:

Computer equipment	33%
Fixtures and equipment	25%

(7) Debt

Debt instruments are stated initially at the amount of the net proceeds. The finance costs of such debt instruments are allocated to periods over the term of the debt at a constant rate on the carrying amount. The carrying amount is increased by the finance cost in respect of the reporting period and reduced by payments made in respect of the debt in that period. Finance costs are charged to the profit and loss account, except in the case of development financings where interest and related financing costs are capitalised as part of the cost of development.

Amounts receivable and payable, arising from derivatives which hedge interest rate exposures, are treated as part of financing costs.

48: Notes to the Financial Statements for the Year Ended 30 June 2002

(8) Investments

Except as stated below, fixed asset investments are stated at cost less any provision for impairment.

Investments in associates are included in the financial statements using the equity method. In the consolidated balance sheet, investments in associates are stated at the group's share of net assets less provision for unrealised profit on the sale of land to the associates. The group's share of the associates' profits/(losses) after tax is included in the consolidated profit and loss account.

(9) Finance Leases

Sales and leasebacks (where the leaseback is treated as a finance lease, as required by SSAP 21 and FRS 5) are recorded in the balance sheet as assets and as obligations to pay future rentals. Rentals payable are apportioned between the finance charge and a reduction in the outstanding obligation for future amounts payable.

The total finance charge, which includes the amortisation of deferred expenses relating to finance leases, is allocated to accounting periods over the lease terms so as to produce a constant periodic charge on the remaining balance of the obligation for each accounting period.

(10) Vacant Leasehold Property

Provision is made for the present value of the anticipated net commitments in relation to leasehold properties where there is a shortfall in the rental income receivable against the rent and other costs payable.

(11) Pensions

The group operates two defined contribution pension schemes. Pension contributions in respect of these schemes are accrued as they fall due.

(12) Share Option Schemes

The economic cost to the group of share option schemes is charged to the same expense category as the employment cost of the relevant employee, spread on a straight line basis over the relevant performance criteria period.

The economic cost represents either the acquisition cost of the shares or the market value of the shares at the date the options are granted, less any amount recoverable from the employee.

Shares purchased and held in trust in connection with the group's share option schemes are recorded as an investment in own shares within fixed asset investments and shown net of accumulated amortisation.

Where relevant, provision is made for employers' National Insurance contributions based on the market value of the share options at the balance sheet date and spread on a straight line basis over the period of the relevant performance criteria.

(13) Deferred Taxation

Deferred tax assets and liabilities arise from timing differences between the recognition of gains and losses in the financial statements and their recognition in the corporation tax return. The group's policy for accounting for deferred tax has also been changed to comply with FRS 19. Previously the group's policy was to provide for deferred tax only to the extent that liabilities or assets were expected to crystallise in the foreseeable future.

Under FRS 19 deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are revalued unless by the balance sheet date there is a binding agreement to sell the revalued assets and the gain or loss expected to arise on sale has been recognised in the financial statements.

Deferred tax is measured on a discounted basis to reflect the time value of money over the period between the balance sheet date and the dates on which it is estimated that the underlying timing differences will reverse or, where the timing differences are not expected to reverse, a period not exceeding 50 years. Discount rates of 3.2% to 3.5% have been adopted reflecting the post-tax yield to maturity that can be obtained on government bonds with similar maturity dates and currencies to those of the deferred tax assets or liabilities.

The effects of the change in policy are summarised below:

	Year Ended 30 June 2002 £m	Year Ended 30 June 2001 £m
Profit and loss account:		
Increase in deferred tax (charge)/credit	**(10.1)**	1.1
Balance sheet:		
Deferred tax liability	**(51.6)**	(41.5)

50: Notes to the Financial Statements for the Year Ended 30 June 2002

2 Restatement

The effects of adopting UITF 28 and FRS 19 for the current and prior years are as follows:

	Turnover £m	Taxation £m	Profit after Taxation £m	Earnings per share Basic p	Earnings per share Diluted p	Shareholders' Funds £m
Year ended 30 June 2001						
As previously reported	159.2	–	42.5	6.2	6.1	1,637.9
Effect of adopting UITF 28	–	–	–	–	–	–
Effect of adopting FRS 19	–	1.1	1.1	0.1	0.1	(41.5)
As restated	**159.2**	**1.1**	**43.6**	**6.3**	**6.2**	**1,596.4**
Year ended 30 June 2002						
Results without adopting UITF 28 and FRS 19	191.3	–	187.6	29.2	28.9	1,896.4
Effect of adopting UITF 28	15.5	–	15.5	2.4	2.4	15.5
Effect of adopting FRS 19	–	(10.1)	(10.1)	(1.6)	(1.6)	(51.6)
As reported	**206.8**	**(10.1)**	**193.0**	**30.0**	**29.7**	**1,860.3**

3 Segmental Reporting

The Operating and Financial Review includes a discussion of segmental information, including a summary of the properties in each segment. For the purposes of the segmental information which follows, properties are stated on the basis adopted for statutory reporting purposes, which does not reflect any revaluation of properties under construction or held for development.

Balance Sheet

	At 30 June 2002		
	Canary I £m	**Canary II £m**	**Total Group £m**
Properties	4,252.4	131.0	4,383.4
Other net assets/(liabilities) excluding net debt and intragroup funding	108.7	(9.0)	99.7
Net assets prior to funding	4,361.1	122.0	4,483.1
Net debt (external)	(2,622.8)	–	(2,822.8)
Intragroup funding	122.0	(122.0)	–
Net assets	**1,860.3**	**–**	**1,860.3**

Profit and Loss Account

The group's turnover for the year ended 30 June 2002 was attributable entirely to Canary I.

Administrative expenses for that period were £38.1 million of which £33.5 million was attributable to Canary I and £4.6 million to Canary II.

Canary I recorded a profit before tax of £207.7 million including exceptional items for the year ended 30 June 2002, whilst Canary II recorded a loss before tax of £4.6 million, attributable entirely to administrative expenses.

4 Operating Profit

	Year Ended 30 June 2002 £000	Year Ended 30 June 2001 £000
The operating profit is stated after charging:		
– Depreciation (Note 12)	**990**	334
– Directors' emoluments (Note 9)	**2,482**	1,886
– Operating lease rentals:		
Land and buildings	**16,714**	5,271
– Remuneration of the auditors:		
Audit fees	**303**	278
Fees for other services	**404**	316

Fees include £70,000 (2001 – £278,000) and £290,000 (2001 – £316,000), in respect of audit and other fees respectively, paid to the previous auditors, Arthur Andersen.

For the year ended 30 June 2002, fees of £64,000 (year ended 30 June 2001 – £116,000) were also paid to the previous auditors, Arthur Andersen, in connection with the group's securitisations. These fees are deferred and amortised over the life of the debt in accordance with FRS 4 (Capital Instruments). Further fees were also paid to Arthur Andersen of £409,000 relating to the group's corporate restructuring (Note 1).

Of audit fees of £303,000 incurred in the year ended 30 June 2002, £30,000 was incurred by the company.

For the year ended 30 June 2002, depreciation of £2,431,000 (year ended 30 June 2001 – £2,222,000) relating to fixtures and fittings in offices occupied by the group's construction personnel has been treated as a development expense and capitalised within the cost of properties under construction.

The operating lease rental costs are fully recovered through a sub-letting contract.

5 Interest Receivable

	Year Ended 30 June 2002 £m	Year Ended 30 June 2001 £m
Bank interest receivable	**48.8**	50.7

During the year ended 30 June 2001, security over cash deposits totalling £94.3 million held by the group's finance lessors was released and at the same time interest rate swaps relating to these deposits were unwound resulting in a net gain to the group of £4.5 million. This amount is included within interest receivable.

6 Interest Payable

	Year Ended 30 June 2002 £m	Year Ended 30 June 2001 £m
Notes and debentures	**173.1**	71.7
Bank loans and overdrafts	**18.2**	9.3
Finance lease charges	**41.1**	46.0
	232.4	127.0
Less:		
Interest at 6.1% (year ended 30 June 2001 – 6.5%) on development financings transferred to development properties	**(76.0)**	(27.5)
	156.4	99.5

Interest payable of £76.0 million (year ended 30 June 2001 – £27.5 million) has been transferred to development properties (Note 11). The amount transferred in respect of the year ended 30 June 2002 includes £33.0 million (year ended 30 June 2001 – £8.1 million) attributable to funds borrowed and expenses incurred specifically for the purpose of financing the construction of development properties. In addition, the amount transferred includes £43.0 million (year ended 30 June 2001 – £19.4 million) attributable to the cost of funds forming part of the group's general borrowings which were utilised in financing construction.

For the year ended 30 June 2002, finance lease charges of £41.1 million include £4.1 million relating to the acquisition of Indural Holdings Limited ('Indural') (see Note 17 (8)).

7 Taxation

	Year Ended 30 June 2002 £m	Restated Year Ended 30 June 2001 £m
Current tax:		
UK corporation tax (see below)	–	–
Deferred tax:		
Origination and reversal of timing differences	**(6.3)**	(0.6)
Net effect of discount	**(3.8)**	1.7
Total deferred tax (Note 18)	**(10.1)**	1.1
Total tax on profit on ordinary activities	**(10.1)**	1.1
Tax reconciliation:		
Profit on ordinary activities before tax	**203.1**	42.9
Less: share of associates' loss before tax	–	(0.4)
Group profit on ordinary activities before tax	**203.1**	42.5
Tax on profit on ordinary activities at UK corporation tax rate of 30%	**60.9**	12.8
Effects of:		
Tax losses and other timing differences	**(77.5)**	(22.0)
Expenses not deductible for tax purposes	**0.4**	9.2
Chargeable gains	**16.2**	–
Current tax charge for the year	–	–

No provision for corporation tax has been made in the consolidated results of the group for the year to 30 June 2002 or the previous year due to the availability of tax losses brought forward from previous periods and other tax reliefs available to offset the profit for the period. It is anticipated that these tax losses brought forward and other tax reliefs will impact on future tax charges.

8 Profit for the Financial Year

For the year ended 30 June 2002, of the consolidated profit of £193.0 million transferred to reserves (year ended 30 June 2001 (restated) – £43.6 million), a profit of £215.1 million is dealt with in the company's financial statements, of which £218.4 million was attributable to subsidiary dividends receivable. As permitted by Section 230(3) of the Companies Act 1985, no profit and loss account is presented for the company in respect of the year.

54: Notes to the Financial Statements for the Year Ended 30 June 2002

9 Directors and Employees

(1) Staff Costs – of all employees of the group, including directors:

	Year Ended 30 June 2002 £m	Year Ended 30 June 2001 £m
Wages and salaries	**51.7**	38.0
Social Security costs	**4.9**	3.9
Other pension costs (Note 22)	**2.8**	2.1
	59.4	44.0

The average monthly number of employees, including directors, of the group during the year to 30 June 2002 was 1,177 (year ended 30 June 2001 – 972).

The average monthly number of employees, including directors, was made up as follows:

	Year Ended 30 June 2002 £m	Year Ended 30 June 2001 £m
Construction	**567**	423
Property management	**449**	411
Administration	**161**	138
	1,177	972

(2) Directors' Remuneration

	Year Ended 30 June 2002 £000	Year Ended 30 June 2001 £000
Emoluments (including bonuses)	**2,482**	1,862
Company contributions to money purchase pension schemes	**–**	24
	2,482	1,886

	Notes	Salary/Fees £000	Benefits £000	Annual Bonus £000	Total Remuneration **2001/02 £000**	Total Remuneration 2000/01 £000
Executive						
P Reichmann		460	8	–	**468**	435
A P Anderson II		365	8	300	**673**	623
G Iacobescu	(a)	397	8	750	**1,155**	629
Non-executive						
Sir Martin Jacomb	(b)	52	–	–	**52**	50
Sir John Carter	(c)	26	–	–	**26**	25
C W Jonas	(c)	26	–	–	**26**	25
M F Price	(c)	26	–	–	**26**	25
G Rothman	(d)	4	–	–	**4**	–
R Speirs	(c) (e)	26	–	–	**26**	25
A H Tisch	(c)	26	–	–	**26**	25
Total		1,408	24	1,050	**2,482**	1,862

(a) Includes salary adjustment of 12.5% following George Iacobescu's withdrawal from the company's defined contribution pension scheme.
(b) As senior non-executive director Sir Martin Jacomb's fee increased from £50,000 to £60,000 per annum in March 2002.
(c) The fees for non-executive directors were increased from £25,000 to £30,000 per annum in March 2002.
(d) Figure shown represents Gerald Rothman's fee from his appointment as a non-executive on 9 April 2002. Prior to his appointment Gerald Rothman was employed by the company as Group Legal Counsel. His aggregate remuneration from 1 July 2001 to the cessation of his employment on 8 April was £292,181.
(e) Robert Speirs' fees are paid to Speirs Associates Limited. See Note 28 of the financial statements.

(3) Directors' Options

The table set out below provides details of the ordinary shares which are the subject of options and options exercised by directors who were in office at 30 June 2002.

		1 July 2001	Exercised	30 June 2002	Price Per Option (p)	Market Value on Exercise £	Gain on Exercise £	Earliest Exercise Date	Expiry Date	Note
A P Anderson II	1	350,000	350,000	**-**	79.5	1,536,815	1,258,565	03.03.98	02.03.08	(a)
	1	220,212	–	**220,212**	400.0	–	–	01.04.02	31.03.09	(b)
	2	770,739	–	**770,739**	400.0	–	–	01.04.02	31.03.09	(b)
	1	2,011	–	**2,011**	400.0	–	–	01.04.02	31.03.09	(b)
	2	7,038	–	**7,038**	400.0	–	–	01.04.02	31.03.09	(b)
	2	750,000	–	**750,000**	400.0	–	–	01.01.06	31.03.09	(c)
		2,100,000	350,000	**1,750,000**		1,536,815	1,258,565			
G Iacobescu	1	2,350,000	100,000	**2,050,000**	79.5	542,280	462,780	03.03.98	02.03.08	(a)
			200,000		79.5	957,700	798,700			
	1	420,212	–	**420,212**	400.0	–	–	01.04.02	31.03.09	(b)
	2	1,470,739	–	**1,470,739**	400.0	–	–	01.04.02	31.03.09	(b)
	1	2,011	–	**2,011**	400.0	–	–	01.04.02	31.03.09	(b)
	2	7,038	–	**7,038**	400.0	–	–	01.04.02	31.03.09	(b)
	2	1,500,000	–	**1,500,000**	400.0	–	–	01.01.06	31.03.09	(c)
		5,750,000	300,000	**5,450,000**		1,499,980	1,261,480			(d)

1 Options which are exercisable or became exercisable during the year; and
2 Options which are not yet exercisable

(a) On 1 April 1999 as a result of an adjustment to reflect a bonus issue the number of ordinary shares granted under the 1997 Executive Share Option Plan on 3 March 1998 doubled and the exercise price halved from £1.59 to 79.5 pence per share.
(b) Options granted under the Canary Wharf Group plc 1997 Executive Share Option Plan and Company Share Option, subject to Performance Condition A detailed in the Remuneration Report on page 80. The Performance Condition further stipulates that the total eligible options are exercisable in three equal tranches annually from 2002.
(c) Options granted under the Canary Wharf Group plc 1997 Executive Share Option Plan and subject to Performance Condition B detailed on page 81. In addition to the satisfaction of the criteria specified in Performance Condition A, exercise is also subject to completion of the designated business targets. Furthermore Performance Condition B provides that the options may only be exercised after 1 June 2006.
(d) On 10 July 2002 George Iacobescu exercised an option over 300,000 shares at an exercise price of 79.5p per share. The shares arising were immediately sold realising a gain of £1,081,500.

The middle market quotation for the ordinary shares of the company at close of business on 30 June 2002 was 439p. The highest and lowest middle market quotations during the year were 545p and 414p respectively.

56: Notes to the Financial Statements for the Year Ended 30 June 2002

10 Earnings Per Share

Basic earnings per share is calculated by reference to the profit attributable to ordinary shareholders of £193.0 million (year ended 30 June 2001 (restated) – £43.6 million) and on the weighted average of 642.9 million shares in issue (30 June 2001 – 688.0 million).

The calculation of diluted earnings per share for the year ended 30 June 2002 is based on profit attributable to ordinary shareholders of £193.0 million (year ended 30 June 2001 (restated) – £43.6 million) and the diluted weighted average of 649.8 million shares (30 June 2001 – 700.4 million). The difference between the basic weighted average number of shares and the diluted weighted average comprises the following:

	Shares Million
Warrants	3.9
Share options	2.8
Long Term Incentive Plan	0.2
Total	6.9

The calculation of the number of shares which are dilutive is based on the number of each instrument outstanding (Note 19) as adjusted for the difference between the exercise price and the weighted average share price for the relevant year.

The basic earnings per share before exceptional items and diluted earnings per share before exceptional items for the year ended 30 June 2002 have been calculated on the profit for that year of £12.5 million, excluding exceptional items totalling £180.5 million.

11 Investment Properties and Properties Under Construction and Held for Development

Freehold properties held as tangible fixed assets:

	Investment Properties £m	Properties Under Construction £m	Properties Held for Development £m
As at 1 July 2001	2,300.5	755.4	124.8
Adjustment for UITF 28 (Note 1)	–	(10.7)	–
Restated as at 1 July 2001	2,300.5	744.7	124.8
Additions including interest	0.9	694.8	59.3
Transfer of completed properties	508.3	(508.3)	–
Transfer to properties under construction	–	5.4	(5.4)
Revaluation	458.4	–	–
As at 30 June 2002	3,268.1	936.6	178.7
Adjustment for UITF 28 (Note 1)	10.7	–	–
Open market value	**3,278.8**	**936.6**	**178.7**
Of which, subject to lease and finance leaseback arrangements	1,046.7		
Historical cost	1,522.6	936.6	178.7

Freehold properties held as current assets:

	£m
As at 1 July 2001	249.6
Additions	92.9
Disposal of completed property	(342.5)
As at 30 June 2002	–

Properties under construction or held for development where the group has entered into an agreement for the sale of the property, subject to the satisfaction of certain conditions and, where relevant, completion of construction, are categorised as current assets being held for sale.

During the year ended 30 June 2002 the group completed construction of four buildings at Canary Wharf that were retained as investment properties, 50 Bank Street, 25 Canada Square, 15 Westferry Circus and Nash Court. These properties have been revalued externally at 30 June 2002 on the basis of Open Market Value in accordance with the Appraisal and Valuation Manual published by the Royal Institution of Chartered Surveyors ('Open Market Value'). This resulted in surpluses upon revaluation of £430.3 million which have been taken to the revaluation reserve.

In April 2002 8 Canada Square achieved practical completion and the building was sold under the terms of a development agreement entered into in October 1998. The sale of this property resulted in a profit on disposal of £169.5 million.

The group's investment properties have been valued as at 30 June 2002 by either FPDSavills Commercial Limited, Chartered Surveyors, or CB Hillier Parker Limited, Surveyors and Valuers, on the basis of Open Market Value. Each property has been valued individually on a free and clear basis and not as part of a portfolio and no account has been taken of any intragroup loans or arrangements. No allowance has been made for any seller's expenses of realisation nor for any taxation which may arise in the event of disposal (see Note 18). The surplus arising on the year end valuations, including that on properties completed during the year (£458.4 million), has been transferred to the revaluation reserve.

Properties under construction and properties held for development at 30 June 2002 which are to be retained are carried at their fair value at the time of the acquisition of the CWHL group in December 1995, less subsequent disposals plus additions at cost, subject to any provision for impairment.

At 30 June 2002 properties under construction held as fixed assets included £67.2 million (30 June 2001 – £33.8 million) in respect of financing costs.

12 Other Tangible Fixed Assets

	Fixtures and Equipment £m	Computer Equipment £m	Total £m
Cost:			
At 1 July 2001	13.6	0.4	14.0
Additions	1.7	0.2	1.9
At 30 June 2002	15.3	0.6	15.9
Depreciation:			
At 1 July 2001	(4.1)	(0.3)	(4.4)
Charge for the year (Note 4)	(3.3)	(0.1)	(3.4)
At 30 June 2002	(7.4)	(0.4)	(7.8)
Net book amount:			
At 30 June 2002	**7.9**	**0.2**	**8.1**
At 30 June 2001	9.5	0.1	9.6

13 Investments

	At June 2002		At June 2001
	Group £m	**Company £m**	Group £m
Subsidiary undertakings	**–**	**2,985.1**	–
Other investments	**1.6**	**–**	2.1
Own shares	**22.4**	**–**	13.7
	24.0	**2,985.1**	15.8

The company holds the entire issued share capital of Canary Wharf Estate Limited comprising 651,778,264 ordinary shares of 1p each.

At 30 June 2002 the company's principal subsidiary undertakings, incorporated and registered in the UK and all of which were wholly owned, were as follows:

Name	Description of Shares	Principal Activities
Canary Wharf (Two) Limited *	£1 Ordinary	Holding company
Canary Wharf Estate Limited *	£1 Ordinary	Holding company
Canary Wharf Holdings Limited	£1 Ordinary	Holding company
	£1 Preferred Redeemable	
Canary Wharf Limited	£1 Ordinary	Property development
	£1 Preferred Redeemable	
Canary Wharf Investments Limited	£1 Ordinary	Property investment
	£1 Deferred	
Canary Wharf Contractors Limited	£1 Ordinary	Property construction
Canary Wharf Management Limited	£1 Ordinary	Property management
Heron Quays Properties Limited	£1 Ordinary	Property development
Norquil Limited	£1 Ordinary	Property investment
Canary Wharf Finance II plc ('CWFII')	£1 Ordinary	Investment company
CW Lending II Limited	£1 Ordinary	Investment company
Canary Wharf Finance plc ('CWF')	£1 Ordinary	Investment company
CW Lending Limited	£1 Ordinary	Investment company

Those held directly by the parent company are marked with an asterisk (*).

A complete list of the company's subsidiary undertakings will be attached to the company's annual return when it is submitted to Companies House.

In October 1996 the group sold its interest in the limited partner companies of the First Tower Limited Partnership subject to payment of deferred consideration contingent on the satisfaction of certain conditions. During the year to 30 June 2002 these conditions were confirmed as having been satisfied and the group received £13.4 million net of expenses. This amount, which did not give rise to deferred tax in the year, is recognised in the profit and loss account as an exceptional item.

In March 2001, the group acquired 52,079 £1 ordinary shares and 2,604 convertible shares in HighSpeed Office Limited ('HSO'), an unlisted company registered in England and Wales, being approximately 13% of its nominal share capital. The principal activity of HSO is the provision of broadband telecommunications services. The consideration paid was £2.1 million representing the historical cost to the group including fees. At 30 June 2002 the carrying value of the investment was written down by £460,000 to £1.6 million, representing the net asset value of HSO at that date.

60: Notes to the Financial Statements for the Year Ended 30 June 2002

Investment in own shares:

	Group £m
Cost:	
At 1 July 2001	13.9
Additions	13.0
Transferred to participants	(0.6)
At 30 June 2002	26.3
Amounts written off:	
At 1 July 2001	(0.2)
Written off	(3.8)
Transferred to participants	0.1
At 30 June 2002	(3.9)
Net book amount:	
At 30 June 2002	**22.4**
At 30 June 2001	13.7

14 Debtors

	At June 2002		At June 2001
	Group £m	**Company £m**	Group £m
Due within one year:			
Trade debtors	**4.1**	**–**	3.4
Other debtors	**66.7**	**0.1**	57.5
Amounts owed by subsidiary undertakings	**–**	**5.0**	–
Prepayments and accrued income	**284.4**	**–**	25.6
	355.2	**5.1**	86.5

	At June 2002		At June 2001
	Group £m	**Company £m**	Group £m
Due after one year:			
Prepayments and accrued income	**26.2**	**–**	10.7
	26.2	**–**	10.7

Prepayments and accrued income due after one year relates to lease incentives (Note 1 (5)).

15 Financial Assets

The group's financial assets comprise short term trade debtors (Note 14) and cash deposits. Cash deposits totalled £1,327.2 million at 30 June 2002 (30 June 2001 – £1,458.4 million), comprising deposits placed on money market at call and term rates. Total cash deposits include £899.8 million (30 June 2001 – £707.2 million) held by third parties as cash collateral for the group's borrowings, deposits arising from prepayments in respect of buildings sold of £Nil (30 June 2001 – £45.9 million) and a further £5.9 million (30 June 2001 – £2.3 million) charged to third parties as security for the group's obligations.

Of the total cash deposits, £1.9 million (30 June 2001 – £46.9 million) was invested at fixed rates and the remainder was at floating rates. The weighted average rate of interest on fixed rate deposits at 30 June 2002 was 7.8% (30 June 2001 – 6.4%). The weighted average period remaining on fixed deposits was 7.5 years at 30 June 2002 (30 June 2001 – 8 months).

16 Creditors: Amounts Falling Due within One Year

	At June 2002		At June 2001
	Group £m	**Company £m**	Group £m
Borrowings (Note 17)	**79.5**	**–**	29.7
Trade creditors	**62.8**	**2.6**	61.7
Amounts due to subsidiary undertakings	**–**	**0.5**	–
Taxation and social security costs	**1.6**	**–**	1.4
Other creditors	**3.4**	**0.1**	30.4
Accruals	**130.7**	**0.3**	132.8
Deferred income	**63.7**	**–**	486.0
	341.7	**3.5**	742.0

At 30 June 2002 deferred income included £Nil (30 June 2001 – £467.0 million) in connection with agreements for the sale, upon completion, of buildings under construction at Canary Wharf.

17 Creditors: Amounts Falling After More Than One Year

Creditors due after more than one year comprise:

	At June 2002		At June 2001
	Group £m	**Company £m**	Group £m
Securitised debt	**3,272.2**	**–**	1,943.6
Loans	**21.3**	**–**	–
Finance lease obligations	**577.0**	**–**	676.8
	3,870.5	**–**	2,620.4

The amounts at which borrowings are stated comprise:

	Securitised Debt £m	Construction Loans £m	Finance lease Obligations £m	Total £m
At 30 June 2001	1,973.3	–	676.8	2,650.1
Drawn down in year	1,340.1	336.0	–	1,676.1
Deferred financing expenses	(11.4)	(1.8)	0.1	(13.1)
Accrued finance charges	15.9	1.6	2.2	19.7
Repaid in year	–	(280.7)	(102.1)	(382.8)
At 30 June 2002	3,317.9	55.1	577.0	3,950.0
Payable within one year or on demand	45.7	33.8	–	79.5
Payable in more than one year	3,272.2	21.3	577.0	3,870.5
	3,317.9	55.1	577.0	3,950.0

The disclosures in this note should be read in conjunction with the Treasury Objectives and Borrowings sections of the Operating and Financial Review on pages 18 and 19.

(1) In December 1997 the company's subsidiary, CWF, issued £555 million of first mortgage debentures, the principal terms of which are:

Tranche	£m	Interest	Repayment
A	270	7.230%	By instalment 2004 to 2027
B	80	7.425%	By instalment 2004 to 2027
C	120	Stepped	By instalment 2006 to 2027
D	85	Floating	By instalment 2007 to 2020
	555		

The debentures are secured on certain property interests of the group and the rental income stream therefrom.

Interest on Tranche C increases in steps from 5% payable until October 1999, to 9.535% payable from October 2006. Interest on Tranche D is payable at LIBOR plus 1.1% until January 2003 and thereafter 3.1%, but the company has entered into an interest rate cap arrangement so as to cap the portion of interest linked to LIBOR at 8.5%.

(2) In February 2001, CWF issued an additional £120 million of first mortgage debentures at a premium of £14.7 million. The tap issue comprised a further issue of £105 million of A and £15 million of B notes which are subject to the same conditions as the original notes issued in December 1997.

Including the original notes, the weighted average maturity of the debentures at 30 June 2002 was 13.5 years. The debentures may be redeemed at the option of the issuer in an aggregate amount of not less than £1 million on any interest payment date, subject to the current ratings of the debentures not being adversely affected and certain other conditions affecting the amount to be redeemed.

(3) In June 2000 a group company, CWFII, issued £975 million of first mortgage debentures. The notes comprised:

(a) £475 million term notes
The term notes consist of five tranches, two of which, totalling £90 million were immediately re-purchased and are held by a group company. The principal terms of the tranches are:

Tranche	£m	Interest	Repayment
A1	240	6.455%	By instalment 2009 to 2033
A2	60	Floating	By instalment 2003 to 2012
B	85	6.800%	By instalment 2005 to 2033
	385		
Re-acquired:			
C	45	6.966%	By instalment 2011 to 2033
D	45	Floating	By instalment 2011 to 2033
	475		

The notes are secured on certain property interests of the group and the rental income stream therefrom.

The class A2 notes were issued in a principal amount of €100 million, with interest payable at three month EURIBOR plus a margin of 0.3%. The A2 notes are fully hedged via a currency swap, whereby all principal and interest liabilities are swapped into sterling providing an initial principal of £60 million and interest payable fixed at 6.995%.

Interest on the D notes is payable at a rate of three month LIBOR plus a margin of 1.75% until July 2005, and thereafter 4.375%. The D notes are fully hedged using an interest rate collar, with a cap of 9% and a floor of 5%.

(b) £500 million revolving notes

The securitisation allows for £500 million of 'AAA' and 'AA' rated fully revolving short term notes, of which £250 million was underwritten for 5 years from June 2000 by a banking syndicate. There were no immediate proceeds from the revolving notes as they were repurchased by the issuer. Drawings will commence once further fully constructed and leased properties are added to the securitisation pool. The pricing is based on three month LIBOR with a margin of 0.40% for the 'AAA' notes and 0.50% for the 'AA' notes. The commitment fee is 0.25% of the £250 million underwritten. Hedging is not required until first drawdown.

(4) In June 2001, CWFII raised an additional £875 million of first mortgage debentures at a premium of £19.8 million. The notes comprise further issues of A1 and A2 notes together with three new tranches. The principal terms of the notes issued are:

Tranche	£m	Interest	Repayment
A1	475	6.455%	By instalment 2009 to 2033
A2	50	Floating	By instalment 2003 to 2012
A3	200	5.952%	By instalment 2032 to 2037
A4	90	Floating	By instalment 2004 to 2028
B1	60	Floating	By instalment 2005 to 2024
	875		

The notes are secured on certain property interests of the group and the rental income stream therefrom.

The class A1 notes were issued at a premium of £20.2 million on a principal amount of £475 million.

The class A2 notes were issued in a principal amount of €83 million, with interest payable at three month EURIBOR plus a margin of 0.3%. These notes are fully hedged via a currency swap, whereby all principal and interest liabilities are swapped into sterling providing an initial principal of £50.0 million plus a premium of £0.2 million and interest payable fixed at 6.078%.

The class A3 notes were issued at par in a principal amount of £200 million.

Interest on the class A4 notes is payable at three month LIBOR plus 0.375% stepping up to LIBOR plus 0.95% in July 2011. These notes are fully hedged at a fixed rate of 6.155% to July 2011 and 6.73% thereafter.

The class B1 notes were issued in a principal amount of €100 million with interest payable at three month EURIBOR plus a margin of 0.45%. These notes are fully hedged via a currency swap, whereby all principal and interest liabilities are swapped into sterling providing an initial principal of £60 million less a discount of £0.6 million and interest payable fixed at 6.265%.

(5) In February 2002, CWFII raised an additional £1,257 million of first mortgage debentures at a premium of £83.1 million. The notes comprise further issues of A1, A3, and B notes together with a new US Dollar denominated tranche. The principal items of the notes issued are:

Tranche	£m	Interest	Repayment
A1	500	6.455%	By instalment 2009 to 2033
A3	200	5.952%	By instalment 2032 to 2037
A5	407	6.002%	By instalment 2012 to 2033
B	150	6.800%	By instalment 2005 to 2033
	1,257		

The notes are secured on certain property interests of the group and the rental income stream therefrom.

The class A1 notes were issued at a premium of £48.6 million on a principal amount of £500.0 million and the class A3 notes were issued at a premium of £17.3 million on a principal amount of £200.0 million.

The class A5 notes were issued in a principal amount of US$579.0 million with interest payable at three month US$ LIBOR plus a margin of 0.39% to July 2010 and thereafter 0.975%. These notes are hedged via currency swaps, whereby principal and interest liabilities are swapped into sterling providing an initial principal of £407.0 million and interest payable fixed at 6.002% to July 2010 and 6.219% thereafter. The step up of 0.975% is not hedged.

The class B notes were issued at a premium of £17.2 million on a principal amount of £150.0 million.

Including the notes issued in February 2002, the weighted average maturity of the debentures at 30 June 2002 was 19.7 years. The debentures may be redeemed at the option of the issuer in an aggregate amount of not less than £1 million (except classes A2 and B1 which may not be less than €1 million and Class A5 which may not be less than $1 million) on any interest payment date subject to the current rating of the debentures not being adversely affected and certain other conditions affecting the amount to be redeemed.

(6) On 3 November 2000 the group concluded a seven year, £1 billion revolving construction loan facility of which £22.7 million of a £407.0 million commitment had been drawn down at 30 June 2002 leaving £593.0 million of the facility available to fund future construction. Drawings under the facility are secured by first-ranking fixed and floating charges over the properties which are subject to the financing and by the guarantee of the parent company. Drawings bear interest at a margin of 1% over LIBOR and are repayable on the date falling three months after the scheduled completion date for the property being financed, subject to the group's ability to extend on certain conditions.

Notes to the Financial Statements for the Year Ended 30 June 2002

(7) In October 2001 the group entered into a further £125 million construction loan facility, of which £34.3 million was drawn down prior to the year end, in connection with construction of the property at 20 Canada Square. Drawings under the facility are secured by first-ranking fixed and floating charges over that property and by the guarantee of the parent company. Drawings bear interest at a margin of 1% over LIBOR and are repayable on the date falling three months after the scheduled completion date for the property being financed, subject to the group's ability to extend on certain conditions. At 30 June 2002 £90.7 million of the £125 million facility was available to fund future construction.

(8) On 1 October 2001 the group concluded the acquisition from HSBC of Indural for a consideration of £3.1 million. In December 1997 Indural entered into agreements for lease in respect of two properties owned by the then group which were subsequently leased back to the group from the date of acquisition on finance lease terms. As a result of the acquisition cash deposits totalling £111.9 million held by Indural as security for the group's finance leases were released from charge. Indural has been consolidated in the accounts of the group from the date of acquisition, the effect of which has been that finance lease receivables and payables totalling £102.1 million have been offset. The consideration payable on acquisition, together with an adjustment to the carrying value of the finance lease obligation, have been treated as a charge required to restructure the finance leases and shown as a component within interest payable (finance lease charges), totalling £4.1 million (Note 6).

(9) The group's obligations under certain finance leases are secured by first-ranking fixed and floating charges over the property which is the subject of those finance leases and over certain cash deposits (Note 26). The weighted average rate of interest implicit in the group's finance leases is 6.5%.

(10) Loans and finance lease obligations (excluding accrued interest payable):

	Loans 2002 £m	**Finance Leases 2002 £m**	Loans 2001 £m	Finance Leases 2001 £m
In less than one year or on demand	**33.8**	**–**	–	–
In more than one year but less than two years	**57.9**	**–**	–	–
In more than two years but not more than five years	**162.4**	**–**	140.4	–
In more than five years	**3,073.2**	**577.0**	1,803.2	676.8
	3,327.3	**577.0**	1,943.6	676.8

(11) After taking into account interest rate hedging entered into by the group, the interest rate profile of the group's financial liabilities at 30 June 2002 (excluding accrued interest payable) was:

	30 June 2002			30 June 2001		
	Floating Rate Financial Liabilities £m	**Fixed Rate Financial Liabilities £m**	**Total £m**	Floating Rate Financial Liabilities £m	Fixed Rate Financial Liabilities £m	Total £m
Securitised debt	**84.5**	**3,233.4**	**3,317.9**	84.7	1,888.6	1,973.3
Construction loans	**55.1**	**–**	**55.1**	–	–	–
Finance leases	**343.6**	**233.4**	**577.0**	446.7	230.1	676.8
	483.2	**3,466.8**	**3,950.0**	531.4	2,118.7	2,650.1
Less: Cash collateral for borrowings (Note 15)	**(316.3)**	**(583.5)**	**(899.8)**	(426.8)	(280.4)	(707.2)
	166.9	**2,883.3**	**3,050.2**	104.6	1,838.3	1,942.9

The group's floating rate liabilities comprise sterling denominated bank borrowings, debentures and finance leases which bear interest at rates linked to LIBOR.

In respect of the group's fixed rate financial liabilities:

	30 June 2002		30 June 2001	
	Weighted Average Interest Rate %	**Weighted Average Period Fixed Years**	Weighted Average Interest Rate %	Weighted Average Period Fixed Years
Securitised debt	**6.3**	**18.6**	6.6	18.0
Finance leases	**10.0**	**13.9**	10.0	14.7

68: Notes to the Financial Statements for the Year Ended 30 June 2002

(12) In accordance with FRS 13 (Derivatives and other Financial Instruments: Disclosures) the group is required to disclose the fair values of its financial assets and liabilities (excluding debtors and creditors falling due within one year) and at 30 June 2002 these were as follows:

	30 June 2002		30 June 2001	
	Book Value £m	**Fair Value £m**	Book Value £m	Fair Value £m
Primary financial instruments held or issued to finance the group's operations:				
Cash on deposit earning				
– floating rates of interest	**1,325.3**	**1,325.3**	1,411.5	1,411.5
– fixed rates of interest	**1.9**	**4.1**	46.9	55.8
Short term financial liabilities and current portion of long term borrowings	**(79.5)**	**(79.5)**	(29.7)	(29.7)
Long term borrowings	**(3,293.5)**	**(3,445.4)**	(1,943.6)	(2,023.4)
Finance leases	**(557.0)**	**(603.8)**	(676.8)	(711.2)
Derivative financial instruments held to manage interest rate and exchange rate profile:				
– interest rate swaps	**–**	**(3.9)**	–	6.7
– interest rate caps/collars	**2.3**	**(2.4)**	2.4	(0.1)
– currency swaps	**–**	**(43.1)**	–	(1.0)

The fair value of the interest rate swaps and sterling denominated fixed rate debt and deposits have been determined by reference to prices available on the markets on which they are traded. All other fair values shown have been calculated by discounting cash flows at the relevant zero coupon LIBOR interest rates prevailing at the balance sheet date.

During the year to June 2001 £2.5 million was realised on certain interest rate hedges. These hedges were entered into in anticipation of the tap issue completed in June 2001 and the gains were therefore deferred and will be recognised over the term of the debt. In addition, security over certain cash deposits was released and at the same time interest rate swaps relating to these deposits were unwound resulting in a net gain to the group of £4.5 million which was included in interest receivable (see Note 5). In anticipation of the tap issue in February 2002, the group entered into certain interest hedges, which were subsequently closed out realising a net loss of £0.6 million. These losses have been deferred and will be recognised over the term of the debt. In addition, the group realised a £0.1 million gain on closing out certain interest rate hedges related to its construction facility. This amount has been netted against the financing cost attributable to the relevant building. Other than the above no gains or losses on derivative financial instruments have been recognised in the year.

Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	2002			2001		
	Gains £m	**(Losses) £m**	**Total Net Gains/ (Losses) £m**	Gains £m	(Losses) £m	Total Net Gains/ (Losses) £m
Unrecognised gains and losses on hedges at 1 July	**6.7**	**(3.5)**	**3.2**	2.7	(1.2)	1.5
Gains and losses arising in previous years that were recognised in the year	**–**	**–**	**–**	–	–	–
Gains and losses arising before 1 July that were not recognised in the year	**6.7**	**(3.5)**	**3.2**	2.7	(1.2)	1.5
Gains and losses arising in the year that were not recognised in the year	**–**	**(54.9)**	**(54.9)**	4.0	(2.3)	1.7
Unrecognised gains and losses on hedges at 30 June	**6.7**	**(58.4)**	**(51.7)**	6.7	(3.5)	3.2
Of which:						
Gains and losses expected to be recognised in the following year	**–**	**–**	**–**	–	–	–
Gains and losses expected to be recognised after the following year	**6.7**	**(58.4)**	**(51.7)**	6.7	(3.5)	3.2

(13) The group has no material monetary assets or liabilities in currencies other than pounds sterling.

18 Provision for Liabilities and Charges

	£m
Provision for amounts payable in relation to partially vacant leasehold properties:	
As at 1 July 2001	0.3
Release to profit and loss account	(0.3)
As at 30 June 2002	–

During the year to 30 June 2002, the group exercised its option to surrender an interest in a leasehold property. The surplus arising as a result of this surrender was therefore released to the profit and loss account.

70: Notes to the Financial Statements for the Year Ended 30 June 2002

Deferred taxation:

	Year Ended 30 June 2002 £m	Restated Year Ended 30 June 2001 £m
Accelerated capital allowances claimed	**(89.4)**	(89.4)
Other timing differences	**(35.4)**	1.7
Undiscounted deferred tax liability	**(124.8)**	(87.7)
Discount	**73.2**	46.2
Discounted deferred tax liability	**(51.6)**	(41.5)
At 1 July	**(41.5)**	(42.6)
Deferred tax (charge)/credit in profit and loss account for the period	**(10.1)**	1.1
At 30 June	**(51.6)**	(41.5)

As the group has no intention to sell its investment properties it is not expected that the deferred tax liability will crystallise in the foreseeable future.

In accordance with FRS 19, no provision has been made for deferred tax on gains on property revalued to its market value. If the group's properties were sold at their market value, a tax liability of approximately £314.2 million would arise (30 June 2001 – £218.9 million). As the group has no intention to sell its investment properties, it is not expected that any liability will arise in the foreseeable future and no provision for this contingent liability has been made.

19 Share Capital

	Authorised		Issued, Allotted and Fully Paid	
	30 June 2002 £m	**On Incorporation £m**	30 June 2002 £m	On Incorporation £m
Ordinary shares of 1p each	**10.0**	**0.1**	6.1	–

Movements in issued ordinary share capital:

	Number
On incorporation	200
Issued in connection with scheme of arrangement (Note 1)	651,778,064
Issue on exercise of options (see footnote (2))	1,422,960
Issue to Employee Share Ownership Trust (see footnote (3))	420,000
Cancelled under share buy-back scheme (see footnote (4))	(45,271,548)
Number of ordinary shares in issue at 30 June 2002	608,349,676

(1) Warrants

Warrants over 26,867,000 and 8,925,233 ordinary shares are held by IPC Advisors Limited, a company owned by a trust for the benefit of (amongst others) the Paul Reichmann family. These warrants are exercisable until 31 December 2005 at a price of 450 pence per share and 1 April 2006 at a price of 330 pence per share respectively.

The subscription price for, and the number of shares of both issues of warrants are subject to adjustment in certain circumstances, such as capitalisation or rights issues.

(2) Share Options

At 30 June 2002 options had been granted and remained outstanding over 13,762,575 ordinary shares under the company's share incentive plans.

The normal exercise period for options granted under the Canary Wharf Group plc 1997 Executive Share Option Plan, Company Share Option Plan and Long Term Incentive Plan is between 3 and 10 years. The awards of options granted on or after 31 March 1999 are subject to performance criteria, details of which are referred to in the Remuneration Report on pages 80 and 81.

1997 Canary Wharf Group plc Executive Share Option Plan and Canary Wharf Company Share Option Plan:
As at 30 June 2002 there were options outstanding under the unapproved Canary Wharf Group plc 1997 Executive Share Option Scheme over 12,156,068 ordinary shares and under the approved Canary Wharf Group plc Company Share Option Scheme over 115,626 ordinary shares.

Number of Shares on which Options Outstanding	Exercise Price Per Share (pence)	Exercise Period
3,173,500	79.5	03.03.98 to 02.03.08
20,417	330	01.04.99 to 31.03.04
115,626	400	01.04.02 to 31.03.09
5,062,151	400	01.04.02 to 31.03.09
3,900,000	400	01.01.06 to 31.03.09

Canary Wharf Group plc Long Term Incentive Plan:
As at 30 June 2002 there were options outstanding over 1,490,881 ordinary shares under the Long Term Incentive Plan.

Number of Shares Outstanding	Exercise Period
174,953	01.04.02 to 31.03.09
14,285	25.10.02 to 24.10.09
1,301,643	31.10.03 to 30.10.10

(3) Canary Wharf Employee Share Ownership Plan Trust

In December 2000 a loan facility agreement was executed between the company and the Trustees of the Canary Wharf Employee Share Ownership Plan Trust ('the Trust') whereby shares in the company were purchased by the Trustees to cover the prospective exercise of options by employees. Since December 2000 5,593,505 ordinary shares have been acquired by the Trustees.

Following the exercise of executive share options during the year 590,372 were transferred from the Trust to meet the obligations arising therefrom.

(4) Share buy-backs and share cancellations

Ordinary Shares

From June 2001 to October 2001 37,467,865 ordinary shares were bought back by the company's predecessor. From December 2001 to June 2002 a further 45,271,548 ordinary shares were bought back. Together with the 21,907,000 ordinary shares bought back from July 2002, the total number of ordinary shares cancelled under the company's share buy-back programme amounts to 104,646,413 shares.

The revised issued share capital of the company at the date of issue of these financial statements is 586,751,725 ordinary shares.

Deferred Shares

In connection with the scheme of arrangement detailed in Note 1, on 4 December 2001, 297,862,666,648 deferred shares of 1p each were issued and on 5 December 2001 bought back and cancelled. On 5 December 2001 the total authorised deferred share capital of 400,000,000,000 shares of 1p was cancelled.

20 Reserves

Group:	Share Premium Account £m	Revaluation Reserve £m	Capital Reserve £m	Capital Redemption Reserve £m	Special Reserve £m	Profit & Loss Account £m	Total £m
Equity reserves:							
At 1 July 2001 – as previously stated	575.5	1,055.5	61.3	0.1	–	(61.4)	1,631.0
Prior year adjustments (as explained in Note 1)	(575.5)	–	(61.3)	–	636.8	(41.5)	(41.5)
At 1 July 2001 – as restated	–	1,055.5	–	0.1	636.8	(102.9)	1,589.5
Issue of shares under share option schemes	2.6	–	–	–	–	–	2.6
Reserve movements in respect of share option schemes	–	–	–	–	–	2.0	2.0
Acquisition and cancellation of own shares	–	–	–	0.3	0.5	(392.4)	(391.6)
Revaluation of investment properties	–	458.4	–	–	–	–	458.4
Reserve movements relating to scheme of arrangement	–	–	–	–	0.3	–	0.3
Profit for the financial year	–	–	–	–	–	193.0	193.0
At 30 June 2002	**2.6**	**1,513.9**	**–**	**0.4**	**637.6**	**(300.3)**	**1,854.2**

The special reserve arose from a restructuring of the group which was completed on 4 December 2001 involving the introduction of a new holding company for the group by way of a scheme of arrangement in accordance with Section 425 of the Companies Act 1985.

The capital reserve arose on the acquisition of the CWHL group on 27 December 1995 by the then Canary Wharf Group plc which was renamed Canary Wharf Estate Limited following the group reconstruction.

The capital redemption reserve arises from the cancellation of own shares acquired in connection with the group's share re-purchase programme.

Company:	Share Premium Account £m	Capital Redemption Reserve £m	Special Reserve £m	Company Profit & Loss £m	Total £m
Issue of shares under share option schemes	2.6	–	–	–	2.6
Acquisition and cancellation of own shares	–	0.4	–	(215.1)	(214.7)
Reserve movements relating to scheme of arrangement	–	–	2,978.6	–	2,978.6
Profit for the period	–	–	–	215.1	215.1
At 30 June 2002	**2.6**	**0.4**	**2,978.6**	**–**	**2,981.6**

The directors consider that positive balances on the company's profit and loss account and special reserves are distributable.

21 Reconciliation of Movements in Shareholders' Funds

	Group £m	Company £m
Shareholders' funds at 1 July 2001 as previously stated	1,637.9	–
Prior year adjustments (as explained in Note 1)	(41.5)	–
Shareholders' funds at 1 July 2001 – as restated	1,596.4	–
Reserve movements relating to scheme of arrangement	0.3	2,978.6
Profit for the financial year	193.0	215.1
Revaluation surplus	458.4	–
Allocation of new shares	–	6.5
New shares issued under the group's share option schemes	2.6	2.6
Credit in respect of share option schemes	2.0	–
Cancellation of shares	(392.4)	(215.1)
Shareholders' funds at 30 June 2002	**1,860.3**	**2,987.7**

74: Notes to the Financial Statements for the Year Ended 30 June 2002

22 Pension Schemes

The group operates two defined contribution pension schemes. The assets of these schemes are held in independently administered funds. The pension cost charge, which amounted to £2,824,281 in the year (year ended 30 June 2001 – £2,054,165) represents contributions payable by the group to the schemes.

23 Reconciliation of Operating Profit to Operating Cash Flows

	Year Ended 30 June 2002 £m	Year Ended 30 June 2001 £m
Operating profit	**299.7**	91.7
Net profit on disposal of properties	**(169.5)**	–
Depreciation charges	**1.0**	0.3
Provision against investment	**0.5**	–
Amortisation of share option costs	**4.6**	0.7
Increase in debtors	**(13.6)**	(53.4)
(Decrease)/increase in creditors	**(23.3)**	34.4
Cost of group restructuring	**(2.4)**	–
Decrease in provisions	**(0.3)**	(2.6)
Amortisation of lease incentives	**(15.5)**	–
Net cash inflow from operating activities	**81.2**	71.1

24 Analysis of Cash Flows

	Year Ended 30 June 2002 £m	Year Ended 30 June 2001 £m
Returns on Investments and Servicing of Finance		
Interest received	**49.2**	53.4
Interest paid	**(174.5)**	(66.7)
Interest element of finance lease rentals	**(33.7)**	(44.2)
Financing expenses	**(14.6)**	(13.1)
Net cash outflow	**(173.6)**	(70.6)

Capital Expenditure and Financial Investment

	Year Ended 30 June 2002 £m	Year Ended 30 June 2001 £m
Additions to properties	**(957.2)**	(511.1)
Purchase of tangible fixed assets	**(2.0)**	(8.3)
Acquisition of development properties	**(28.0)**	(92.1)
Acquisition of own shares to support share option schemes	**(12.5)**	(8.1)
Deferred consideration on disposal of subsidiary undertaking	**13.4**	–
Settlement of deferred acquisition costs (see note below)	**–**	(2.1)
Deferred income relating to agreements for sale of property	**45.0**	42.4
Net cash outflow	**(941.3)**	(579.3)

In accordance with the arrangements agreed for the acquisition of the CWHL Group in December 1995, further deferred payments of £2.1 million were made during the year ended 30 June 2001 to the vendor (the selling bank group) from funds set aside for this purpose at the time of acquisition.

Acquisitions	**Year Ended 30 June 2002 £m**	Year Ended 30 June 2001 £m
Acquisition of investment	**–**	(2.1)
Net cash outflow	**–**	(2.1)

Management of liquid resources	**Year Ended 30 June 2002 £m**	Year Ended 30 June 2001 £m
Cash placed on deposit not available on demand	**(395.0)**	(224.3)
Cash withdrawn from deposit accounts	**244.7**	253.0
Net cash (outflow)/inflow	**(150.3)**	28.7

Financing	**Year Ended 30 June 2002 £m**	Year Ended 30 June 2001 £m
Issue of shares	**1.6**	2.9
Purchase of own shares for cancellation	**(392.4)**	(13.7)
Repayment of secured loans	**(382.8)**	(161.7)
Issue of securitised debt	**1,340.1**	1,029.5
Drawdown of secured loans	**336.0**	161.7
Net cash inflow	**902.5**	1,018.7

25 Analysis and Reconciliation of Net Debt

	1 Jul 2001 £m	Cash Flow £m	Other Non-cash Changes £m	**30 June 2002 £m**
Cash at bank	1,458.4	(131.2)	–	**1,327.2**
Amounts on deposit not available on demand	(755.4)	(150.3)	–	**(905.7)**
	703.0	(281.5)	–	**421.5**
Debt due after 1 year	(1,943.6)	(1,361.5)	11.6	**(3,293.5)**
Debt due within 1 year	(29.7)	(33.8)	(16.0)	**(79.5)**
Finance leases	(676.8)	135.8	(36.0)	**(577.0)**
	(2,650.1)	(1,259.5)	(40.4)	**(3,950.0)**
Amounts on deposit not available on demand	755.4	150.3	–	**905.7**
Net debt	(1,191.7)	(1,390.7)	(40.4)	**(2,622.8)**

76: Notes to the Financial Statements for the Year Ended 30 June 2002

	Year Ended 30 June 2002 £m
Increase in cash in the year	**(131.2)**
Increase in debt and lease financing	**(1,259.5)**
Change in net debt resulting from cash flows	**(1,390.7)**
Non-cash movement in net debt	**(40.4)**
Movement in net debt in year	**(1,431.1)**
Net debt at 1 July 2001	**(1,191.7)**
Net debt at 30 June 2002	**(2,622.8)**

26 Contingent Liabilities and Financial Commitments

As at 30 June 2002 certain members of the group had given fixed and floating charges over substantially all of their assets as security for certain of the group's borrowings and finance lease obligations as referred to in Note 17. In particular, various members of the group had, at 30 June 2002, given fixed first ranking charges over cash deposits totalling £899.8 million and may be called upon to make a further cash deposit of up to £9.0 million.

As security for the issue of £675 million of securitised debt (see Note 17) the company has granted a first fixed charge over the shares of CWF and a first floating charge has been given over all of the assets of CWF.

As security for the issue of up to £3,107 million of securitised debt (see Note 17) the company's indirect subsidiary, Canary Wharf Finance Holdings Limited, has granted a first fixed charge over the shares of CWFII and a first floating charge has been given over all of the assets of CWFII.

Commitments of the group for future expenditure:

	30 June 2002 £m	30 June 2001 £m
Under contract	**726.1**	1,165.8

The commitments for future expenditure relate to the completion of development properties where construction was committed at 30 June 2002.

Commitments of the group for the next financial year in respect of operating leases are analysed as follows:

	Land and Buildings 30 June 2002 £m	Land and Buildings 30 June 2001 £m
Annual commitment for which the leases expire:		
Within one year	**–**	0.1
Between two and five years	**–**	–
After five years	**16.7**	16.7

27 Statutory Consolidated Profit and Loss Account from Incorporation

	Period Ended At 30 June 2002 £m
Turnover	**251.1**
Gross profit	**202.5**
Administrative expenses	**(45.2)**
Other operating income	
– before exceptional item	**1.7**
– exceptional item: net profit from sale of completed property	**169.5**
Operating profit	**328.5**
Exceptional items:	
– deferred consideration on disposal of subsidiary undertaking	**13.4**
– costs of group restructuring	**(2.4)**
Net interest payable	**(121.0)**
Profit for the financial period before tax	**218.5**
Taxation	**(9.8)**
Profit for the financial period after tax	**208.7**
Transferred to reserves	**208.7**

The profit and loss account above is required by the Companies Act 1985 and relates to the first statutory accounting reference period of Canary Wharf Group plc (formerly New Canary Wharf plc, formerly Dolphincove plc) from its date of incorporation on 30 March 2001 to 30 June 2002.

Disclosure notes for this period are not provided as the directors do not believe this disclosure would provide meaningful information to the users of the accounts.

Directors' remuneration for this period is included within the amounts disclosed in Note 9 for the year ended 30 June 2002. Amounts for the period from 30 March 2001 to 30 June 2002 can be derived by apportioning the annual amounts.

28 Ultimate Parent Undertaking and Related Party Transactions

The smallest and largest group into which the financial statements of the company for the year ended 30 June 2002 are consolidated are the company's consolidated financial statements embodied herein.

Robert Speirs is a director of Speirs Associates Limited which has entered into an agreement with the company by which Speirs Associates Limited provides the services of Robert Speirs as a non-executive director of the company.

During the year the group purchased IT and telecommunications services totalling £152,000 from HighSpeed Office Limited, a company in which it holds an equity investment equivalent to approximately 13% of the issued share capital. There were no outstanding amounts owed to HighSpeed Office Limited at 30 June 2002.

During the year until its acquisition by a group company, certain other group companies paid finance and ground rents to Indural Holdings Limited totalling £1,588,000 (Note 17(8)).

Remuneration Report

Remuneration Committee

The Remuneration Committee consists of Michael Price (committee chairman), Sir John Carter, Robert Speirs and Paul Reichmann. To the extent that Michael Price is not an independent non-executive director and Paul Reichmann is an executive director, the composition of the Remuneration Committee did not comply with the provisions of the Combined Code for the year ended 30 June 2002. Since the year end, however, Paul Reichmann has stood down from the Remuneration Committee and the directors believe that the composition of the committee is appropriate and in the interests of the company.

The Remuneration Committee is responsible for making recommendations to the board on the framework of executive remuneration and for determining the specific remuneration packages for each of the executive directors, including pension rights and any compensation payments. The committee has access to professional advice from appropriate internal and external sources.

Remuneration Policy

It is recognised that the ability to recruit, retain and motivate executives and senior managers of the highest calibre is essential to the success of the group. The overall remuneration structure is therefore designed to provide competitive packages within the context of the property sector.

The remuneration of the executive directors and senior managers is based on the following guidelines:

- Total rewards will be set at levels to attract, motivate and retain high-calibre staff having regard to any special expertise or particular market requirements.

- Performance-related elements of remuneration should form a significant proportion of the total remuneration package of executive directors and should be designed to align their interests with those of shareholders and to give such executive directors incentives to perform at the highest levels.

- In determining such executive remuneration, the committee will be sensitive to a wide range of factors, including pay and employment conditions elsewhere in the group and the property sector generally, especially when determining annual salary increases.

- Incentive plans, performance targets and conditions will be structured to be rigorous through all stages of the development of the Canary Wharf estate.

The individual components of the remuneration packages of the executive directors and senior managers seeks to balance long and short term goals in three elements: base salary and benefits, an annual bonus and long term incentive arrangements. These components are reviewed each year to ensure that they are supportive of the group's business objectives and in the creation of shareholder value.

80: Remuneration Report

An outline of current practice with regard to each component is set out below:

> **Base Salary and Benefits**

Base salary consists of a fixed sum which recognises the worth of an executive director or senior manager in terms of on going market value. The base salary of executive directors is reviewed annually by the committee having regard to individual performance and the performance of the group relative to its competitors and the practice of comparative companies.

All employees including executive directors are eligible to participate in employment related benefits, principally life insurance, private medical heath insurance and the Canary Wharf 2001 All Employee Share Plan.

> **Annual Bonuses**

The annual bonus is designed to encourage executive directors and senior managers to achieve the highest level of corporate and personal performance. The awards are not contractual and are subject to the committee's consideration of individual and corporate performance against industry practice and factors affecting the overall property market.

Details of the directors' annual remuneration before tax is set out in Note 9 (2).

> **Long Term Incentive Arrangements**

Executive Share Option Plans

The schemes detailed below are in all material respects on the same terms as those which existed under the former Canary Wharf Group plc.

The company has adopted two executive share option plans, the Canary Wharf Group plc Company Share Option Plan, which is Inland Revenue approved, and the unapproved Canary Wharf Group plc 1997 Executive Share Option Plan. Both schemes are discretionary and are designed to incentivise executive long term performance. No payment is required on the grant of an option and an option may be granted over newly issued or existing shares in the company.

Performance Criteria

Since March 1999 the above plans are subject to performance conditions as follows:

Performance Condition A: Provides that vesting of the options is conditional on the achievement of the following annual total shareholder returns ('TSR') calculated by reference to the growth in the share price from grant of the options on a compound basis as set out below:

TSR (average over a one month period)	Total of options available for vesting
15%	All
12%	Two-thirds
10%	One-third
Below 10%	Nil

In April 2002 following the achievement of a TSR of 10% one third of the options vested. In May 2002 following achievement of a TSR of 12% a further third vested. The performance condition, however, requires that the options vesting may only be exercised in three equal tranches over three years from 2002.

Performance Condition B: Options subject to this condition may only be exercised after 1 January 2006, and are subject to achievement of the TSR targets specified in Performance Condition A (see above) from grant to January 2006. These options are also subject to an additional condition requiring the completion of 90% of properties identified in the listing particulars and the leasing of 90% of the said completed properties.

Performance conditions A and B are designed to provide a direct long term link between the rewards of the executive directors and senior managers and the returns to shareholders.

An earlier grant was made in 1998 which became exercisable in tranches on 1 April 1999. Out of the 9,954,000 options granted, 3,173,500 remain outstanding.

Details of the executive directors share options set out in Note 9 (3).

Other Employee Share Plans

Long Term Incentive Plan

In 1999 the company introduced the Canary Wharf Long Term Incentive Plan under which allocations may be made to senior managers and employees who do not participate in the executive share option schemes. Executive directors are not eligible to participate in this plan. Qualifying employees are entitled to receive an award of ordinary shares three years after the date of grant, subject to the following performance criteria:

Performance Criteria

Grants made in 1999 are subject to the company being in the top 50% of those in the FTSE property index at the date of the award. This condition was satisfied in April 2002.

Grants made in 2000 require that at least 90% of the total space identified in the listing particulars shall be constructed or under construction and that at least 90% of that space shall have been committed for.

Canary Wharf 2001 All Employee Share Plan ('the Plan')

This Inland Revenue approved plan is open to all executive directors and employees who have been with the group for more than six months. Under the Plan, employees may save up to £125 per month which the Plan administrators use to purchase shares in the company. The company matches these purchases on a two for one basis. The shares acquired are held in trust for not less than three years at which time they may be withdrawn from the trust. Five years after the date of acquisition the shares may be taken out of the trust free of tax.

Under the terms of the Plan over the period to 30 June 2002, employees had acquired 252,263 shares and the group acquired a further 502,354 shares which were held on behalf of these employees.

Canary Wharf Share Participation Plan

On 12 April 2002, a total of 169,176 shares held under the Canary Wharf Share Participation Plan vested in 383 employees. The shares were acquired by Canary Wharf Trustees Limited in April 1999 as trustees at a subscription price of 331.5 pence per share. No further shares are held and it is not envisaged that there will be any further allocations under this plan.

82: Remuneration Report

Pensions

The group operates two defined contribution pension schemes. The assets of those schemes are held independently. None of the executive directors at 30 June 2002 were members of the schemes. In February 2001 George Iacobescu left the company's defined contribution scheme and elected to receive a monthly payment equivalent to an additional 12.5% in salary. Up to the date of his withdrawal, the company contributed £24,265 to George Iacobescu's defined contribution pension scheme.

Executive Directors' Service Contracts

No executive director has a service contract containing a notice entitlement exceeding one year and all executive directors are subject to retirement by rotation every three years in accordance with the company's articles of association. None of the executive directors have a service contract which provides for pre-determined amounts of compensation on termination of contract. The company applies the principle of mitigation in the event of early termination.

Non-Executive Directors

The fees payable to the non-executive directors are considered and approved by the entire board and reflect the responsibilities and time spent by the directors on the affairs of the company. The basic fee had not been changed since 1999 and was becoming out of line with market levels. Therefore with effect from 5 March 2002 the board increased the non-executive fees by £5,000 to £30,000 per annum. At the same time the fee for the senior non-executive director increased from £50,000 to £60,000 per annum. Non-executive directors do not have service contracts nor do they participate in any of the share incentive schemes. They are, however, all subject to retirement by rotation or removal by ordinary resolution, in accordance with the articles of association of the company.

MICHAEL PRICE
Chairman of the Remuneration Committee

Summary Financial Record

	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m
Consolidated Balance Sheet					
Properties (1)	4,383.4	3,419.6	2,668.7	2,014.4	1,512.5
Other assets	413.5	122.6	42.3	39.3	40.5
	4,796.9	3,542.2	2,711.0	2,053.7	1,553.0
Financing					
Equity share capital	6.1	6.9	6.9	6.8	2.5
Reserves	1,854.2	1,589.5	1,513.2	1,200.9	591.5
Equity shareholders' funds	1,860.3	1,596.4	1,520.1	1,207.7	594.0
Net Debt	2,622.8	1,191.7	596.3	155.3	772.0
Other liabilities	313.8	754.1	594.6	690.7	187.0
	4,796.9	3,542.2	2,711.0	2,053.7	1,553.0
Consolidated Profit and Loss Account					
Turnover – rents and service charges	206.8	159.2	114.4	79.6	52.3
Gross profit	167.6	126.4	82.9	51.7	27.2
Operating profit	299.7	91.7	102.0	25.0	8.5
Net interest payable	(107.6)	(48.8)	(47.8)	(67.6)	(104.7)
Profit/(loss) for the financial year	193.0	42.5	54.1	(42.8)	(96.3)
Consolidated Cash Flow Statement					
Net cash inflow from operating activities	81.2	71.1	83.2	42.5	9.4
Net capital cash (outflow)/inflow	(941.3)	(579.3)	(463.5)	120.9	2.9
Cash inflow through financing	902.5	1,018.7	437.1	338.3	468.8
(Decrease)/increase in cash in the year	(281.5)	466.5	(36.3)	175.3	63.3
Earnings per Share					
Weighted number of shares	642.9m	688.0m	684.7m	544.3m	185.9m
Basic earning/(loss)per share	30.0p	6.2p	7.9p	(7.9p)	(51.8p)
Diluted earning/(loss) per share	29.7p	6.1p	7.8p	(7.9p)	(51.8p)
Dividends per Share	Nil	Nil	Nil	17.8p	Nil

(1) Comprises investment properties held at open market value adjusted for UITF 28 (Operating Lease Incentives) (Note 1) and properties under construction and held for development at cost.

(2) The results for 2000 and prior years have not been restated for the effects of FRS 19 (Deferred Tax) and UITF 28.

84: Properties of the Canary Wharf Estate

The following is a summary of properties built, under construction and awaiting development on the Canary Wharf estate as at 30 June 2002.

Properties Built

Property Address	Approx. Net Internal Area (sq ft)	% Leased	External Valuation £m	Principal Tenants
1 Westferry Circus	219,000	100.0	108.0	ChevronTexaco, CSFB
7 Westferry Circus	179,300	100.0	82.5	EDS, EMEA, Edward Jones
15 Westferry Circus	171,300	100.0	105.5	Morgan Stanley
17 Columbus Courtyard	199,500	100.0	105.0	CSFB
10 Cabot Square	636,600	100.0	260.0	Barclays Capital, WPP Group
20 Cabot Square	558,400	100.0	250.0	Morgan Stanley, Barclays Capital
One Canada Square	1,246,600	98.3	710.0	Daily Telegraph, KPMG, Mirror Group Newspapers, State Street Bank, Bear Stearns, Bank of New York
25 Canada Square	1,223,500	100.0	720.0	Citigroup
33 Canada Square	562,700	100.0	320.0	Citigroup
25 North Colonnade	363,200	100.0	185.0	Financial Services Authority
30 South Colonnade	296,100	100.0	141.5	London Underground
50 Bank Street	213,800	72.2	120.0	The Northern Trust Company
Cabot Place Retail	98,400	100.0	60.0	Various retail tenants
Canada Place Retail	66,800	100.0	47.5	Various retail tenants
Nash Court	8,900	100.0	3.8	Smollensky's, Carluccio's
Car Parks	–	–	60.0	
Total	6,044,100	98.7	3,278.8	

Properties Sold

Property Address	Approx. Net Internal Area (sq ft)	External Valuation Date Sold	Purchaser
One Cabot Square	540,000	August 1992	CSFB
8 Canada Square	1,100,000	April 2002	HSBC
25 Cabot Square	448,500	November 1993	Morgan Stanley
11 Westferry Circus	142,200	July 1997	Reader's Digest
20 Columbus Courtyard	270,000	December 1999	CSFB
	2,500,700		

Properties Under Construction

Property Address	Approx. Net Internal Area (sq ft)	Contract Date	Expected Completion Date	Status
5 Canada Square (DS1)	516,600	24 January 2001	September 2002	Agreed to be leased to CSFB
1 Churchill Place (BP1)	1,000,000	23 November 2001	July 2004	Agreed to be leased to Barclays PLC of which 650,000 sq ft expected to be occupied immediately
DS4	529,000	21 December 2000	December 2002	310,000 sq ft agreed to be leased to The McGraw-Hill Companies
HQ1	535,000	13 October 2000	May 2003	Agreed to be leased to Morgan Stanley
HQ2	1,008,500	30 March 2001	August 2003	Agreed to be leased to Lehman Brothers
HQ3	607,400	11 June 2002/ 21 December 2001	March 2003	133,300 sq ft agreed to be leased to Skadden Arps, Slate Meagher & Flom LLP, 78,200 sq ft agreed to be leased to Allen & Overy
HQ5	1,000,000	6 November 2000	July 2003	Agreed to be leased to Clifford Chance LLP
Canada Place Retail Extension (DS8)	201,000	Various	September 2002	100,000 sq ft let to Waitrose Food and Home, 92,000 sq ft let to Reebok subsequent to year end
Jubilee Place Retail Centre (RT3)	89,500	Various	September 2003	86,625 sq ft pre-let or in solicitor's hands
Churchill Place Retail Centre (RT4)	40,000		July 2004	Unlet
	5,527,000			

86: Shareholder Information

Analysis of Ordinary Shareholdings

Class of shareholding	Number of Holdings	% of Total Holdings	Number of Shares	% of Issued Ordinary Share Capital
Individuals	1,305	53.5274	954,686	0.1627
Nominee companies	1,000	41.0172	490,459,939	83.5890
Limited companies	59	2.4200	2,651,380	0.4519
Banks	45	1.8457	78,739,470	13.4196
Other institutions	20	0.8203	8,797,516	1.4994
Investment trusts	3	0.1230	2,001	0.0003
Pension funds	4	0.1640	3,725,136	0.6349
Insurance companies	2	0.0820	1,421,597	0.2423
Total	2,438		586,751,725	

Size of shareholding	Number of Holdings	% of Total Holdings	Number of Shares	% of Issued Ordinary Share Capital
1 – 5,000	1,717	70.4266	1,484,094	0.2529
5,001 – 10,000	129	5.2912	972,889	0.1658
10,001 – 50,000	206	8.4495	5,149,543	0.8776
50,001 – 500,000	257	10.5414	45,143,222	7.6938
500,001 – 1,000,000	51	2.0919	36,405,755	6.2046
1,000,001 – 5,000,000	57	2.3380	114,204,430	19.4638
5,000,001 – 10,000,000	11	0.4512	78,984,087	13.4612
10,000,001 – 50,000,000	8	0.3281	176,473,841	30.0764
50,000,001 – 100,000,000	2	0.0820	127,933,864	21.8037
Total	2,438		586,751,725	

Shareholder Enquiries

All enquiries relating to holdings of shares in the company, including notification of change of address or queries regarding the loss of a certificate should be addressed to the company's Registrars:

Capita IRG Plc
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
Tel: 0870 162 3100
Fax: 020 8639 2342
e-mail: ssd@capita-irg.com
website www.capita-irg.com

Other Enquiries

If you would like more information about Canary Wharf Group plc please contact John Garwood, Group Company Secretary or Wendy Timmons, Head of Corporate Communications.

Registered Office and Registered Number
One Canada Square, Canary Wharf, London E14 5AB
Telephone 020 7418 2000
Facsimile 020 7418 2222
Registered Number 4191122

Internet
Visit the group's website at www.canarywharf.com for:
- share price updates
- the latest Canary Wharf company news
- information about the Canary Wharf estate and local amenities
- details as to property portfolio and recent transactions
- downloads of the company's report and accounts, finance and corporate documents and the group's 2000/2001 Environmental and Social Report

If you would like to join the company's mailing list for events held at Canary Wharf email us at:
arts&events@canarywharf.com

Financial Calendar

Annual General Meeting	13 November 2002
Half Year Results	March 2003
Full Year Results	September 2003

88: Shareholder information

Advisers

Auditors
Deloitte & Touche
180 Strand
London WC2R 1BL

Bankers
Barclays Bank plc
54 Lombard Street
London EC3P 3AH

Financial Advisers
Morgan Stanley
25 Cabot Square
Canary Wharf
London E14 4QA

Leasing Agents
Knight Frank
18/19 Cabot Square
Canary Wharf
London E14 4QW

Insignia Richard Ellis
Berkeley Square House
London W1X 6AN

Solicitors
Clifford Chance
Limited Liability Partnership
200 Aldersgate Street
London EC1A 4JJ

Stockbrokers
Cazenove & Co
12 Tokenhouse Yard
London EC2R 7AN

Credit Suisse First Boston
One Cabot Square
Canary Wharf
London E14 4QJ

Valuers
FPDSavills Commercial Limited
20 Grosvenor Hill
Berkeley Square
London W1K 3HQ

CB Hillier Parker Limited
77 Grosvenor Street
London W1A 2BT